--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                             CONTROL DEVICES, INC.

                           (Name of Subject Company)

                             CONTROL DEVICES, INC.

                       (Name of Person Filing Statement)

                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                  21238C 10 3

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               BRUCE D. ATKINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CONTROL DEVICES, INC.
                               228 NORTHEAST ROAD
                             STANDISH, MAINE 04084
                                  207-642-4535

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing the Statement)

                            ------------------------

                                   COPIES TO:

                                JAMES A. STRAIN
                              SOMMER & BARNARD, PC
                              4000 BANK ONE TOWER
                          INDIANAPOLIS, INDIANA 46204
                                  317-630-4000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Control Devices, Inc., an Indiana corporation ("CDI" or the "Company"). The principal executive offices of the Company are located at 228 Northeast Road, Standish, Maine 04084. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the common shares, no par value, of the Company ("Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated February 26, 1999 (the "Schedule 14D-1") filed by First Technology PLC, an English public limited company ("First Technology PLC" or "Parent"), and First Technology Acquisition Corp., an Indiana corporation and a wholly-owned subsidiary of Parent ("Purchaser"), to purchase all of the outstanding common shares (the "Shares") at $16.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, together constitute the "Offer"), copies of which are filed as Exhibits hereto.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 22, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 2 Cheapside Court, Buckhurst Road, Ascot, Berkshire, SL5 7RF, United Kingdom.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) The election and designation of directors to the Board of Directors of the Company, as provided for in the Merger Agreement (a summary of which is contained in this Schedule 14D-9), is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its shareholders an Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Information Statement is attached as Schedule I hereto and is incorporated herein by reference. Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates are described in Schedule I hereto under the headings "Compensation of Directors," "Security Ownership of Management," "Compensation of Executive Officers," and "Atkinson/Wood/Hauser-Kauffmann Termination Benefits Agreements." Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understanding and no actual or potential conflicts of interest between (i) the Company or its affiliates and the Company's executive officers, directors or affiliates; or (ii) Parent or Purchaser and their respective executive officers, directors or affiliates.

    (b)(2) THE MERGER AGREEMENT.

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and filed with the SEC as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined at, and copies obtained from, the offices of the SEC in the manner set forth in
Section 7 above. All terms not defined herein have the meanings ascribed to such terms in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer. Without the prior written consent of the Company, Purchaser will not, and Parent will not cause Purchaser to, (i) decrease or change the form of the Per Share Amount, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive the Minimum Condition or impose conditions on the Offer other than the Offer Conditions, (iv) extend the Expiration Date except (A) as required by law and (B) that, in the event that any Offer Condition is not satisfied or waived at the time that the Expiration Date would otherwise occur, (1) Purchaser must extend the Expiration Date for 10 additional business days to the extent necessary to permit such condition to be satisfied, and (2) Purchaser may, in its sole discretion, extend the Expiration Date for such additional period as it may determine to be appropriate (but not beyond June 30, 1999 (the "Outside Date")), or (v) amend any term of the Offer in any manner materially adverse to Shareholders (including without limitation amendments resulting in any extension which would be inconsistent with the preceding provisions of this sentence), provided, however, that (1) subject to applicable legal requirements, Parent may cause Purchaser to waive any Offer Condition, other than the Minimum Condition, in Parent's sole discretion, and (2) the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. Except as set forth above and subject to applicable legal requirements, Purchaser may amend the Offer or waive any Offer Condition in its sole discretion. Assuming the prior satisfaction or waiver of the Offer Conditions, Parent will cause Purchaser to accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date or any extension thereof.

    The Company made representations to Parent in the Merger Agreement that: (a) the Company Board has, (i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company and its Shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) taken all other action necessary to render the limitations on control share acquisitions and business combinations contained in Chapters 42 and 43 of the IBCL (or any similar provision) inapplicable to any transactions contemplated by the Merger Agreement, (iv) amended the Company Rights Agreement to, among other things, render it inapplicable to any transactions contemplated by the Merger Agreement, and (v) resolved to recommend acceptance of the Offer by Shareholders and adoption of the Merger Agreement by Shareholders, and (b) Cleary Gull has delivered to the Company Board its opinion that the consideration to be received by Shareholders in the Offer and the Merger is fair to such Shareholders from a financial point of view.

    Pursuant to the Merger Agreement, the Company is not permitted to otherwise amend the Rights Agreement or take any other action with respect to, or make any determination under, the Rights Agreement, including a redemption of the Company Rights (as defined in the Merger Agreement) or any action to facilitate a Company Takeover Proposal.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase of Shares by Purchaser pursuant to the Offer, and from time to time thereafter, (i) Parent will be entitled to designate such number of directors ("Parent's Designees"), rounded up to the next whole number, as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to the product of (A) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (B) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being, the "Board Percentage"); provided, however, that if the number of Shares purchased pursuant to the Offer equals or exceeds a majority of the outstanding Shares, the Board Percentage will in all events be a majority of the members of the Company Board, and (ii) the Company will, upon request by Parent, promptly satisfy the Board Percentage by (A) increasing the size of the Company Board or (B) using its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Company Board, or both, and will use its reasonable best efforts to cause Parent's Designees promptly to be so elected, subject in all instances to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. At the request of Parent, the Company will take all lawful action necessary to effect any such election. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself, the Parent's Designees and Parent's officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to be included in the Schedule 14D-9. Notwithstanding the foregoing, at all times prior to the Effective Time, the Company Board will include at least two Continuing Directors (as defined below).

    The Merger Agreement further provides that, notwithstanding any other provision of the Merger Agreement, the Company articles of incorporation or bylaws, or of applicable law to the contrary, following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, extension by the Company for the performance or waiver of the obligations or other acts of Parent or Purchaser under the Merger Agreement or waiver by the Company of the Company's rights under the Merger Agreement will require the affirmative vote of the majority of the Continuing Directors. "Continuing Directors" means at any time, (i) those directors of the Company who are directors on the date of the Merger Agreement and who voted to approve the Merger Agreement, and (ii) such additional directors of the Company who are not affiliated with Parent, Purchaser or any of their affiliates and who are designated as "Continuing Directors" for purposes of the Merger Agreement by a majority of the Continuing Directors in office at the time of such designation.

    THE MERGER. The Merger Agreement provides that on its terms and subject to its conditions, at the Effective Time, Purchaser will be merged with and into the Company in accordance with the applicable provisions of the IBCL, and the separate corporate existence of Purchaser will thereupon cease. The Company will be the surviving corporation in the Merger (as such, the "Surviving Corporation") in accordance with the IBCL.

    The articles of incorporation of the Surviving Corporation to be in effect from and after the Effective Time until amended in accordance with its terms and the IBCL will be the articles of incorporation of Purchaser immediately prior to the Effective Time. The bylaws of the Surviving Corporation to be in effect from and after the Effective Time until amended in accordance with its terms, the Surviving Corporation's articles of incorporation and the IBCL will be the bylaws of Purchaser immediately prior to the Effective Time.

    The members of the initial Board of Directors of the Surviving Corporation will be the members of the Board of Directors of Purchaser immediately prior to the Effective Time. All of the members of the Board of Directors of the Surviving Corporation will serve until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation. The officers of the Surviving Corporation will consist of the officers of the Company immediately prior to the Effective Time. Such Persons will continue as officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

    CONSIDERATION TO BE PAID IN THE MERGER. The Merger Agreement provides that, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or Shareholders, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled as described below) and any Shares issuable upon exercise of any option, conversion or other right to acquire Shares existing immediately prior to the Effective Time will be canceled and extinguished and be converted into the right to receive the Per Share Amount, or such higher per Share amount as is paid in the Offer, in cash payable to the holder thereof, without interest (the "Merger Consideration"), in accordance with the

Merger Agreement. All such Shares, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a certificate formerly representing any such Share will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with the Merger Agreement. Any payment will be made net of applicable withholding taxes to the extent such withholding is required by law. Notwithstanding the foregoing, if between the date of the Merger Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration will be correspondingly adjusted on a per-share basis to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

    The Merger Agreement further provides that each Share held in the treasury of the Company and each Share owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately before the Effective Time (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) will be automatically canceled and retired and will cease to exist and no payment or other consideration will be made with respect thereto.

    Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately before the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which, in accordance with the Merger Agreement, will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time.

    COMPANY STOCK OPTION PLANS. The Merger Agreement provides that notwithstanding the provisions of the Merger Agreement applicable to Rights (as defined therein), the Company will use its reasonable best efforts (which include satisfying the requirements of Rule 16b-3(e) promulgated under Section 16 of the Exchange Act, without incurring any liability in connection therewith) to provide that, at the Effective Time, each holder of a then-outstanding option to purchase Shares under any of the Company's 1996 Stock Compensation Plan, 1997 Stock Compensation Plan and Employee Stock Purchase Plan (collectively, the "Stock Option Plans"), whether or not then exercisable (the "Options") will, in settlement thereof, receive from the Company for each Share subject to such Option, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such option to the extent such difference is a positive amount ( the "Option Consideration"); provided, however, that with respect to any Person subject to
Section 16(a) of the Exchange Act, any such amount will be paid as soon as practicable after the first date payment can be made without liability to such Person under Section 16(b) of the Exchange Act and otherwise any such amount will be paid within five business days after the Effective Time. Notwithstanding anything herein stated, no Option Consideration will be paid with respect to any Option unless, at or prior to the time of such payment, such Option is canceled and the holder of such Option has executed and delivered a release of any and all rights the holder had or may have had in respect of such Option. The Company will cooperate with Parent in developing and taking any actions reasonably designed to minimize the exercise of Options by the holders thereof prior to the Offer Completion Date (as defined in the Merger Agreement).

    The Merger Agreement further provides that, notwithstanding the provisions of the Merger Agreement applicable to Rights, prior to the Effective Time, the Company will use its reasonable best efforts to obtain all necessary consents or releases from holders of Options under the Stock Option Plans and take all such other lawful action as may be necessary to give effect to the transactions contemplated by the Merger Agreement. Except as otherwise agreed to by the parties, the Stock Option Plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof will be canceled as of the Effective Time. Notwithstanding the foregoing, if requested by Parent, the Company will use its reasonable best efforts to assure that following the date of the Merger Agreement, no participant in the Employee Stock Purchase Plan (as defined in the Merger Agreement) of the Company will have any right to elect, to participate or to make any contribution thereunder, and the Company will take all actions as may be available to it to cause such plan to be suspended in respect of equity securities of the Company or the Surviving Corporation other than as to Shares the payment for which was deducted from the employee's payroll at or prior to the date of the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to: (i) existence, standing and corporate power, (ii) authority and validity and effect of the Merger Agreement, (iii) capitalization, (iv) subsidiaries, (v) other interests, (vi) no conflicts and required filings and consents, (vii) compliance with laws, (viii) SEC documents,
(ix) litigation, (x) absence of certain changes, (xi) taxes, (xii) property,
(xiii) millennium compliance, (xiv) contracts, (xv) environmental matters, (xvi) Company benefit plans and ERISA compliance, (xvii) state takeover statutes, (xviii) voting requirements, (xix) no brokers, (xx) opinion of the Company,
(xxi) offer documents and proxy statements, and (xxii) the Company Rights Agreement.

    Parent and Purchaser have also made certain representations and warranties with respect to: (i)existence, standing and corporate power, (ii) authority, validity and effect of the Merger Agreement, (iii) no conflicts and required filings and consents, (iv) no brokers, (v) offer documents and proxy statements, and (vi) financing.

    No representations and warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time.

    SHAREHOLDER MEETING. The Merger Agreement provides that the Company will take all action necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a meeting of Shareholders (the "Company Shareholders Meeting") as promptly as practicable after the Offer Completion Date to consider and vote upon the approval and adoption of the Merger Agreement and the Merger. The Company Board will recommend approval and adoption of the Merger Agreement at the request of Parent or Purchaser. The Company Board will recommend such approval and adoption, and the Company will take all lawful action to solicit such approval, including without limitation timely mailing any proxy statement; provided, however, that such recommendation (but not such actions to convene the Company Shareholders Meeting) is subject to any action, including any withdrawal or change of its recommendation, taken by, or upon authority of, the Company Board, as the case may be, in the exercise of its good faith judgment based upon and in conformity with the written opinion of outside counsel (notice of which will be promptly given to Parent and Purchaser) that such action is required in order to satisfy the fiduciary duties of the members of the Company Board to Shareholders imposed by law. Without limiting the generality or effect of any other provision of the Merger Agreement, the Company's obligations to convene the Company Shareholder Meeting will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal (as defined in the Merger Agreement).

    The Merger Agreement also provides that, notwithstanding the above, in the event that Parent, Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective in accordance with the IBCL without a meeting of Shareholders as soon as practicable after the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer.

    CONDUCT OF BUSINESS PENDING THE MERGER. The Company has agreed that during the period from the date of the Merger Agreement until the Effective Time, except as expressly provided for in the Merger Agreement, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those Persons having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Effective Time. Without limiting the generality or effect of the foregoing, during the period from the date of the Merger Agreement to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent:

        (i) other than the Company's regular quarterly dividend of $0.02 per Share and except as otherwise provided in the Merger Agreement, (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (ii) except for the issuance of Shares pursuant to the exercise of Options outstanding on the close of business on the last business day immediately preceding the date of the Merger Agreement or pursuant to the Employee Stock Purchase Plan to the extent Shares have been paid for with payroll deductions at or prior to the date of the Merger Agreement, issue, deliver, sell, pledge or otherwise encumber any potential voting securities or convertible securities;

        (iii) amend its articles of incorporation, bylaws or other comparable organizational documents;

        (iv) acquire by any means any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof;

        (v) dispose of or encumber in any way any of its properties or assets, other than (A) in the ordinary course of business consistent with past practice and (B) sales of assets which do not individually or in the aggregate exceed $200,000;

        (vi) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any subsidiary of the Company or to officers and employees of the Company or any of its subsidiaries for travel, business or relocation expenses in the ordinary course of business;

        (vii) make any capital expenditure or capital expenditures other than capital expenditures set forth in the operating budget of the Company dated February 4, 1999, as previously delivered to Parent, other than expenditures in the ordinary course of business consistent with past practice that individually or in the aggregate do not exceed $200,000;

        (viii) make any change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles, or make or change any tax election or settle or compromise any material tax liability or refund;

        (ix) except as required by law or contemplated by the Merger Agreement, enter into, adopt or amend in any material respect or terminate any Stock Option Plan or any other agreement, plan or policy involving the Company or any of its subsidiaries and one or more of their directors, officers or employees, or materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company pension plans, or change the manner in which contributions to any Company pension plans are made or the basis on which such contributions are determined;

        (x) other than as disclosed by Company to Parent, hire or terminate the employment of any executive officer or key employee or increase the compensation of any director, executive officer or other key employee of the Company or pay any benefit or amount not required by a plan or arrangement as in effect on the date of the Merger Agreement to any such person;

        (xi) enter into or amend in any material respect any Material Contract (as defined in the Merger Agreement) or enter into any contract or agreement, written or oral, with any affiliate, associate or relative of Parent, or make any payment to or for the benefit of, directly or indirectly, any of the foregoing;

        (xii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its subsidiaries; or

        (xiii) authorize, or commit or agree to take, any of the foregoing actions.

    CONSENTS, APPROVALS AND FILINGS. The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties will use all reasonable efforts to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including without limitation, (i) obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental entities and making of all necessary registrations and filings (including filings with governmental entities) and taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity, (ii) obtaining all necessary consents, approvals or waivers from third parties, and (iii) execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

    In connection with and without limiting the foregoing, the Company and Parent will, and Parent will cause Purchaser to, (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and (ii) if any state takeover statute or similar statute or regulation becomes applicable thereto, take all action necessary to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation thereon.

    Notwithstanding any other provision of the Merger Agreement, in no event will Parent be required to agree to any divestiture, hold-separate or other requirement in connection with the Merger Agreement or any of the transactions contemplated thereby.

    PUBLICITY. The Merger Agreement provides that the Company and Parent will, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated by the Merger Agreement and in making any filings with any Governmental Entity or with any national securities exchange with respect thereto.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company or each of its subsidiaries as provided in their respective articles of incorporation or bylaws (or comparable organizational documents) will be assumed by the Surviving Corporation and the Surviving Corporation will be directly responsible for such indemnification, without further action, as of the Effective Time and indemnification rights provided in such articles of incorporation will continue in full force and effect in accordance with their respective terms. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of the Surviving Corporation will be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) of the Surviving Corporation. These provisions, (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

    The Merger Agreement also provides that the Surviving Corporation will maintain in effect for not less than six years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and its subsidiaries on the date thereof (and having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as insured) with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed 200% of the per annum rate of premium currently paid by the Company and its subsidiaries for such insurance on the date of the Merger Agreement, then the Surviving Corporation will provide the maximum coverage that shall then be available at an annual premium equal to 200% of such rate.

    EMPLOYEE BENEFIT MATTERS. The Merger Agreement provides that, on and after the Effective Time, the Surviving Corporation will promptly pay or provide when due all compensation and benefits as provided pursuant to the terms of, and to honor in accordance with their current existing terms (except to the extent amended or terminated in accordance with such terms), all compensation arrangements, employment agreements and employee or director benefit plans, programs and policies in existence as of the date of the Merger Agreement for all employees (and former employees) and directors (and former directors) of the Company and its subsidiaries.

    The Merger Agreement further provides that, for the period commencing at the Effective Time and ending on December 31, 1999, the Surviving Corporation will provide employee benefits under plans, programs and arrangements which, in the aggregate, will provide benefits to the employees of the Surviving Corporation and its subsidiaries (other than employees covered by a collective bargaining agreement) that are no less favorable in the aggregate than those provided pursuant to the plans, programs and arrangements (other than those related to the equity securities of the Company) of the Company and its subsidiaries in effect on the date of the Merger Agreement; provided, however, that nothing in the Merger Agreement will prevent the amendment or termination of any specific plan, program or arrangement except that the Company's severance plan/policy will not be amended to reduce the benefits thereunder with respect to terminations of employees occurring before December 31, 1999, require that the Surviving Corporation provide or permit investment in the securities of Parent, the Company or the Surviving Corporation or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to comply with applicable law.

    The Merger Agreement also provides that employees of the Surviving Corporation will be given credit for all service with the Company and its subsidiaries, to the same extent as such service was credited for such purpose by the Company, under each employee benefit plan, program, or arrangement of Parent in which such employees are eligible to participate for all purposes, except for purposes of benefit accrual, under defined benefit pension plans, and, in all cases, except to the extent such credit would result in duplication of benefits. If employees of the Surviving Corporation and its subsidiaries become eligible to participate in a medical, dental or health plan of Parent or its subsidiaries, Parent will cause such plan to (i) waive any preexisting condition limitations for conditions covered under the applicable medical, health or dental plans of the Company and its subsidiaries and (ii) honor any deductible and out of pocket expenses incurred by the employees and their beneficiaries under such plans during the portion of the calendar year prior to such participation. Notwithstanding the foregoing, in no event will the employees be entitled to any credit for service, deductibles or out of pocket expenses to the extent that it would result in a duplication of benefits with respect to the same period of service, deductible or out of pocket expenses.

    Notwithstanding anything in the Merger Agreement to the contrary, from and after the Effective Time, the Surviving Company will have sole discretion over the hiring, promotion, retention, firing and other terms and conditions of the employment of employees of the Surviving Company.

    NO SOLICITATION. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations, if any, with any parties with respect to any Company Takeover Proposal. The Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including without limitation by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes or reasonably may give rise to any Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal; provided, however, that if, at any time prior to the date on which Purchaser purchases Shares in the Offer (the "Offer Completion Date"), the Company Board determines in good faith, based upon and in conformity with the written opinion of outside counsel, that failure to do so would result in a breach of its fiduciary duties to Shareholders under applicable law, the Company may, in response to a Superior Proposal (as defined below) which was not solicited by it and did not otherwise result from a breach of any provision of the Merger Agreement, (A) furnish information with respect to the Company and each of its subsidiaries to any person pursuant to a customary confidentiality agreement not more favorable to the recipient of such information than the Confidentiality Agreement (as defined in the Merger Agreement) and (B) participate in negotiations regarding such Superior Proposal. "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer for Shares for any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement, or any other transaction that is intended or could prevent the completion of the transactions contemplated hereby and "Superior Proposal" means a bona fide written Company Takeover Proposal that (i) involves the direct or indirect acquisition or purchase of 50% or more of the assets of the Company and its subsidiaries or 50% or more of any class of equity securities of the Company or any of its subsidiaries, (ii) involves payment of consideration to the Company's Shareholders and other terms and conditions that, taken as a whole, are superior to the Offer and the Merger, and (iii) is made by a person reasonably capable of completing such Company Takeover Proposal, taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal and the person making such Company Takeover Proposal.

    The Merger Agreement further provides that, except as permitted therein, neither the Company Board nor any committee thereof may (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, (iii) cause or authorize the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Takeover Proposal (each, a "Company Acquisition Agreement"), or (iv) release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party. Notwithstanding the foregoing, in the event that prior to the Offer Completion Date, the Company Board determines in good faith, after the Company has received a Superior Proposal and based upon and in conformity with the written opinion of outside counsel, that failure to do so would result in a breach of its fiduciary duties to the Company's Shareholders under applicable law, the Company Board may, subject to the terms of the Merger Agreement, withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, approve or recommend a Superior Proposal or terminate the Merger Agreement; provided, however, that not less than five business days prior to such termination, the Company will notify Parent of its intention to terminate the Merger Agreement pursuant to this paragraph and will cause its financial and legal advisers to negotiate in good faith with Parent and Parent's financial and legal advisers during such five-day period to make such adjustments in the terms and conditions of the Merger Agreement as are acceptable to Parent and would cause such Company Takeover Proposal not to be a Superior Proposal.

    In addition to the obligations of the Company described above, the Company will (i) immediately advise Parent orally and in writing of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the Person making such request or Company Takeover Proposal and (ii) keep Parent informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal.

    PARENT SHAREHOLDERS' MEETING. The Merger Agreement provides that Parent will use its reasonable best efforts to convene an extraordinary general meeting of its shareholders (the "Parent Shareholders Meeting") to be duly called and held as soon as reasonably practicable for the purpose of obtaining Parent Shareholder Approval. Subject to fiduciary obligations and requirements of applicable law under the terms of the Merger Agreement, the Board of Directors of the Parent will recommend to its shareholders each of the matters required for Parent Shareholder Approval and will use reasonable effects to solicit such approval. Parent Shareholder Approval means, to the extent required by applicable law and the rules of the London Stock Exchange, the authorization and approval by a majority of the holders of ordinary shares of Parent of (a) the Merger Agreement, the Shareholders Agreement, the Subscription Agreement and the transactions contemplated thereby, (b) the increase in the authorized share capital of Parent to the extent necessary to facilitate the transactions contemplated by the Merger Agreement and by the Subscription Agreements, and (c) the Directors of Parent to allot securities within the meaning of Section 80 of the Companies Act of 1985 of England and Wales, as amended, to the extent necessary to facilitate the transactions contemplated by the Merger Agreement and by the Subscription Agreements.

    FINANCING. The Merger Agreement provides that Parent and Purchaser have available funds and financing and underwriting commitments for funds which are, in the aggregate, sufficient for the purchase of the outstanding Shares pursuant to the Offer and the Merger and to perform their respective obligations under the Merger Agreement. As of the date of the Merger Agreement, such commitments had not been withdrawn and, to the knowledge of Parent, there were no facts or circumstances existing as of the date of the Merger Agreement that would result in any of the conditions to funding such commitments not being satisfied.

    FEES AND EXPENSES. The Merger Agreement provides that, except for Termination Fees described below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Parent and the Company will bear and pay one-half of the costs and expenses incurred in connection with (i) the filing, printing and mailing of the Proxy Statement, the
Schedule 14D-9, the Schedule 14D-1 and the other Offer Documents (including SEC filing fees) and (ii) the filings of the pre-merger notification and report forms under the HSR Act (including filing fees).

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger will be subject to the fulfillment at or written waiver (as applicable) prior to the Closing Date, of the following conditions:

        (a) Purchaser shall have made, or caused to be made, the Offer and shall have purchased, or caused to be purchased, the Shares pursuant to the Offer, provided, that this condition shall be deemed to have been satisfied with respect to the obligations of Parent and Purchaser to effect the

    Merger if Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement;

        (b) The Merger Agreement and the transactions contemplated thereby shall have been approved in the manner required by applicable law by Shareholders; and

        (c) No order or law enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

    The obligations of Parent and Purchaser to effect the Merger will be subject to the fulfillment at or prior to the Closing Date (or such other date as may be specified in the Merger Agreement) of the additional condition that the Company shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date.

    TERMINATION AND FEES. The Merger Agreement may be terminated at any time prior to the Effective Time, whether or not Company Shareholder Approval or Parent Shareholder Approval has been obtained, by the mutual consent of Parent and the Company.

    The Merger Agreement may be terminated by action of the Board of Directors of either Parent or the Company, whether or not Company Shareholder Approval or Parent Shareholder Approval has been obtained, if (a) the Offer shall not have been consummated by the Outside Date; provided, however, that no party may terminate the Merger Agreement if such party's failure to fulfill any of its obligations under the Merger Agreement, shall have been the reason that the Offer Completion Date shall not have occurred on or before such date, (b) any governmental entity permanently enjoined, restrained or otherwise prohibited the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (c) the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased as a result of the failure of any of the Offer Conditions to be satisfied prior to the Expiration Date or any extension thereof, provided that any such termination will not be effective unless and until the Company shall have paid to Purchaser the fees and expenses described below.

    The Merger Agreement further provides that it may be terminated at any time prior to the Offer Completion Date, whether or not Parent Shareholder Approval has been obtained, by action of the Company Board, if (a) there has been a material breach by Parent or Purchaser of any representation or warranty contained in the Merger Agreement which is not curable or is not cured by the Outside Date and such breach had or could reasonably be likely to have a Parent Material Adverse Effect (as defined in the Merger Agreement), (b) there has been a material breach of any of the covenants set forth in the Merger Agreement on the part of Parent or Purchaser, which breach is not curable or is not cured within 15 calendar days after written notice of such breach is given, or (c) in accordance with the Company Acquisition Agreement provisions of the Merger Agreement, provided that any such termination will not be effective unless and until the Company pays to Purchaser the fees and expenses described below.

    In addition, Parent may terminate the Merger Agreement at any time prior to the Offer Completion Date, whether or not Parent Shareholder Approval has been obtained, if (a) there has been a material breach by the Company of any representation or warranty contained in the Merger Agreement which is not curable or is not cured by the Outside Date and such breach had or could reasonably be likely to have a Company Material Adverse Effect (as defined in the Merger Agreement), (b) the Company materially breached any of the covenants set forth in the Merger Agreement on the part of the Company, which breach is not curable or is not cured within 15 calendar days after written notice of such breach is given to the Company, (c) the Company Board (i) withdrew or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger or failed to reconfirm its approval or recommendation within five business days after Parent's written request to do so, (ii) approved or recommended, or proposed publicly to approve or recommend, a third-party Company

Takeover Proposal to Shareholders, (iii) caused the Company to take any action that would have constituted a breach of the Company Acquisition Agreement prohibitions contained in the Merger Agreement, including without limitation authorizing the Company to enter into a Company Acquisition Agreement, (iv) approved the breach of the Company's obligation under the Company Acquisition Agreement prohibitions, or (v) resolved to take any of the foregoing actions,
(d) any person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any of their respective subsidiaries or affiliates shall have become the beneficial owner of more than 25% of the outstanding Shares (either on a primary or fully diluted basis), or (e) Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting, provided that any termination described in this paragraph will not be effective unless and until the Company shall have paid to Purchaser the fees and expenses described below.

    The Merger Agreement provides that in the event of termination of the Merger Agreement, certain obligations of the parties to the Merger Agreement will terminate. In the event of the termination of the Merger Agreement, nothing therein will prejudice the ability of the non-breaching party to seek damages from any other party for any prior deliberate or willful breach of the Merger Agreement, including without limitation attorneys' fees and the right to pursue any remedy at law or in equity with respect thereto. Furthermore, the Merger Agreement provides that the Company will pay to Purchaser an amount equal to $2.0 million (the "Termination Fee") in any of the following circumstances: (i) the Merger Agreement is terminated at such time that the Merger Agreement is terminable pursuant to paragraphs 5(c) or 6(c), above; (ii) the Merger Agreement is terminated by either Parent or the Company pursuant to paragraph 3 or 4, above, and at the time of such termination each of the following is true: (1) the Minimum Condition shall not have been satisfied; (2) the Company shall not have the right to terminate the Merger Agreement pursuant to paragraph 5(a) or 5(b), above; and (3) the Listing Condition and the Shareholder Approval Condition shall have been satisfied; or (iii) the Merger Agreement is terminated by Parent pursuant to paragraph 6(a), 6(b) or 6(d), above, and each of the following occurs: (A) prior to such termination, a Company Takeover Proposal is
(x) publicly disclosed or has been made directly to Shareholders generally or
(y) any person (including without limitation the Company or any of its subsidiaries) publicly announces an intention (whether or not conditional) to make such a Company Takeover Proposal and (B) prior to the termination of the Merger Agreement or within 12 months after the termination thereof, the Company or a subsidiary thereof enters into a Company Acquisition Agreement or closes a Company Takeover Proposal (such termination events, collectively, a "Takeover Proposal Termination").

    If the Merger Agreement is terminated in circumstances where a Termination Fee is then payable, then in any such case the Company will promptly, but in no event later than two business days after submission of a request therefor, pay to Parent an amount equal to Parent's documented expenses; provided, however, that in no event will the total of the expenses paid by the Company ("Expenses") plus any Termination Fee paid by the Company exceed $7 million. "Expenses" means all out-of-pocket fees, costs and other expenses incurred or assumed by Parent or Purchaser or any of their affiliates or incurred on their behalf in connection with the Merger Agreement or any of the transactions contemplated thereby, including but not limited to in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, or any commitments or agreements relating to such financing, including, without limitation, fees, expenses and selling and underwriting commissions or other amounts payable to any banks, investment banking firms, underwriters, other financial institutions and other persons and their respective agents and counsel for arranging, committing to provide or providing any financing for the Offer, the Merger and any other transactions contemplated by the Merger Agreement or structuring, negotiating or advising with respect to such transactions or financing, and all fees and expenses of counsel, accountants, experts and computer, environmental, actuarial, insurance and other consultants to Parent or Purchaser.

    If a Termination Fee is payable pursuant to a Takeover Proposal Termination, then the Company will pay the Termination Fee and Expenses to Parent upon the signing of a Company Acquisition Agreement or, if no Company Acquisition Agreement is signed, then at the closing (and as a condition to the closing) of a Company Takeover Proposal. Notwithstanding any other provision of the Merger Agreement, (i) in no event may the Company enter into a Company Acquisition Agreement unless, prior thereto, the Company has paid any amount due under the terms described above or which will become due under the terms described above,
(ii) the Company may not terminate the Merger Agreement under paragraph 5(c), above, unless prior thereto it has paid any amount due under the Merger Agreement to Parent, (iii) any amount due in the event that the Merger Agreement is terminated under paragraph 5(c) or 6(c) and in circumstances in which the Company has not entered into a Company Acquisition Agreement will be payable promptly, but in no event more than two business days after request therefor is made, and (iv) any amount due under the Merger Agreement will be paid on the date due in immediately available funds wire transferred to the account designated by the person entitled to such payment.

    The Merger Agreement further provides that the termination fees and expenses provisions thereof will survive any termination of the Merger Agreement.

    AMENDMENT. The Merger Agreement may be amended by the parties thereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by Shareholders of the Company but after any such Shareholder approval, no amendment will be made that by law requires the further approval of such Shareholders without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

    ASSIGNMENT. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder may be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, the Merger Agreement will be binding upon and will inure to the benefit of the parties thereto and their respective successors and assigns. Notwithstanding anything contained in the Merger Agreement to the contrary, nothing in the Merger Agreement, expressed or implied, is intended to confer on any person other than the parties thereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of the Merger Agreement.

    TIMING. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

    (b)(3) ARRANGEMENTS WITH DIRECTORS, OFFICERS AND EMPLOYEES.

    Certain directors, officers and employees of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as shareholders of the Company generally. The Company's Board of Directors was aware of these interests when it considered and approved the Merger Agreement and the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Offer, the shareholders of the Company should be aware of these interests.

    The Company has granted options to purchase shares of Common Stock to non-employee directors, executive officers and certain other key employees of the Company and its subsidiaries pursuant to the terms of the Company's 1996 Stock Compensation Plan and its 1997 Stock Compensation Plan (the "Stock Option Plans"). Such stock options were intended to provide a long-range incentive and a shareholder's perspective to those persons principally responsible for the continued growth and financial success of the Company. Pursuant to the Merger Agreement, the Company is required to use its reasonable best efforts to provide that each holder of an outstanding option to purchase Common Stock issued by the Company which is outstanding at the Effective Time will, in settlement thereof, receive from the Company for each share subject to such option an amount in cash equal to the difference between the Option Consideration and the Per Share Amount (the "Option Consideration"). No Option Consideration will be paid with respect to any option unless, at or prior to the time of payment, such option is cancelled and the holder of such option has executed and delivered a release of any and all rights the holder had or may have had in respect of such option.

ATKINSON AND WOOD EMPLOYMENT AGREEMENTS.

    The Company has entered into employment agreements with Bruce D. Atkinson and Jeffrey G. Wood (each, an "Employment Agreement"). If the Offer and the Merger are consummated, these Employment Agreements will become agreements of the Surviving Corporation. The following is a summary of the material terms of the Employment Agreements. This summary is not a complete description of the terms and conditions of the Employment Agreements and is qualified in its entirety by reference to the full texts of the Employment Agreements, which are incorporated by reference and filed with the SEC as exhibits to the Schedule 14D-1. The Employment Agreements may be examined at, and copies obtained from, the offices of the SEC as set forth in Section 7 above. All terms not defined herein have the meanings ascribed to such terms in the Employment Agreements.

    TERM, EMPLOYMENT AND DUTIES. Subject to the provisions for termination described below, the term of the Employment Agreements will be two years, commencing on the date of the acquisition by Parent of a controlling interest in the voting securities of the Company (the "Employment Date"). The Employment Agreements provide that they will be renewed automatically for succeeding periods of one year each on the same terms and conditions as contained therein unless one party notifies the other of his or its intent not to renew the Employment Agreement.

    Under the Employment Agreements, the Company will employ Mr. Atkinson as the President and Chief Executive Officer of the Company and Mr. Wood as the Chief Financial Officer of the Company. Under Mr. Wood's Employment Agreement, if Mr. Atkinson vacates his position with the Company, Mr. Wood will receive first consideration by the Company Board as Mr. Atkinson's successor, subject to Mr. Atkinson's endorsement. Mr. Atkinson and Mr. Wood will also be nominated to serve as members of the Company Board and will hold other positions as the Company may reasonably designate from time to time. The Employment Agreements will supersede any other employment agreements or arrangements between the Company and each of Mr. Atkinson and Mr. Wood.

    COMPENSATION. The Company will pay Mr. Atkinson $264,600 per year and Mr. Wood $176,400 per year and each will receive a bonus on or before the end of the twelfth month following the close of Parent's fiscal year on April 30, 2000. The amount of the bonus will not be less than $168,000 with respect to Mr. Atkinson and $112,000 with respect to Mr. Wood. Thereafter, Mr. Atkinson and Mr. Wood will each receive a bonus for each succeeding fiscal year calculated in accordance with the executive bonus program of the Company. Mr. Atkinson's and Mr. Wood's bonus opportunity under such executive bonus program will be equivalent to the annual bonus opportunity available to similarly situated executives of Parent.

    TERMINATION AND TERMINATION BENEFITS. The Employment Agreements are terminable by either party at any time with or without cause upon written notice to that effect.

    If Mr. Atkinson's Employment Agreement is terminated by Mr. Atkinson without cause or by the Company with cause, the Company's only obligation is to pay Mr. Atkinson his salary through the termination date. If the Employment Agreement is terminated without cause by the Company or with cause by Mr. Atkinson during the twenty-four month period following the Employment Date, the Company will pay Mr.
Atkinson: (i) twice his annual salary in effect at the date of termination; (ii) twice the average annual bonus actually paid to him for the two preceding fiscal year periods; and (iii) an amount equal to twice the average amount actually paid by the Company for Mr. Atkinson's benefits for the two preceding years; provided that if the sum of the foregoing items (i), (ii) and (iii) is less than twice Mr. Atkinson's total base salary, bonus and benefits paid for calendar year 1998 (the "Atkinson Baseline Benefit"), Mr. Atkinson shall instead be paid the Atkinson Baseline Benefit. If Mr. Atkinson's Employment Agreement is terminated without cause by the Company or with cause by Mr. Atkinson at any time following the twenty-four month period following the Employment Date, the Company will pay Mr. Atkinson the greater of (x) one-half of the amounts specified in the preceding sentence, or (y) one-half the Atkinson Baseline Benefit.

    If Mr. Wood's Employment Agreement is terminated by Mr. Wood without cause or by the Company with cause, the Company's only obligation is to pay Mr. Wood his salary through the termination date. Except as provided in the next sentence, if Mr. Wood's Employment Agreement is terminated without cause by the Company or with cause by Mr. Wood, the Company will pay Mr. Wood: (i) twice his annual salary in effect at the date of termination; (ii) twice the average annual bonus actually paid to him for the two preceding fiscal year periods; and
(iii) an amount equal to twice the average amount actually paid by the Company for Mr. Wood's benefits for the two preceding years; provided that if the sum of the foregoing items (i), (ii) and (iii) is less than twice Mr. Wood's total base salary, bonus and benefits paid for calendar year 1998 (the "Wood Baseline Benefit"), Mr. Wood shall instead be paid the Wood Baseline Benefit. If the Employment Agreement is terminated (x) without cause by the Company or with cause by Mr. Wood at any time following Mr. Wood's first full year of service as President and Chief Executive Officer of the Company or (y) with cause by Mr. Wood following his decision not to accept appointment as President and Chief Executive Officer of the Company, the Company will pay Mr. Wood the greater of
(x) one-half of the amounts specified in the preceding sentence, or (y) one-half the Wood Baseline Benefit, which payment will be in lieu of any payment otherwise payable pursuant to the provision described in the preceding sentence.

    NON-SOLICITATION AND NON-COMPETITION. The Employment Agreements provide that neither Mr. Atkinson nor Mr. Wood will compete with the Company or hold a material interest in a business that competes with the Company for a period of two years after the termination of his employment with the Company. The Employment Agreements also provide that neither Mr. Atkinson nor Mr. Wood will solicit for employment any person employed in the business of the Company.

KAUFFMANN EMPLOYMENT AGREEMENT.

    In contemplation of the Offer and the Merger, Realisations et Diffusion pour l'Industrie ("RDI"), a wholly owned subsidiary of the Company located in Villepinte, France, has entered into an employment agreement with Michel Hauser-Kauffmann (the "Kauffmann Agreement"). The Kauffmann Agreement will be effective upon the occurrence of the Effective Time. The following is a summary of the material terms of the Kauffmann Agreement. This summary is not a complete description of the terms and conditions of the Kauffmann Agreement and is qualified in its entirety by reference to the full text of the Kauffmann Agreement, which is incorporated by reference and filed with the SEC as an exhibit to the

Schedule 14D-1. The Kauffmann Agreement may be examined at, and copies obtained from, the offices of the SEC as set forth in Section 7 above. All terms not defined herein have the meanings ascribed to such terms in the Kauffmann Agreement.

    TERM, EMPLOYMENT AND DUTIES. RDI will continue to employ Mr. Kauffman pursuant to the National Collective Bargaining Agreement for Engineers and Executives in the Metallurgical Industries (the "Collective Bargaining Agreement"), as Directeur Commercial with a position of Executive for an indefinite term. In this capacity, Mr. Kauffmann will be responsible for the marketing policy, quality, communication, technical and financial questions relating to RDI. The Kauffmann Agreement provides that a termination by RDI will become effective six months after the notice of such termination, except termination by RDI for willful misconduct, which will be effective immediately. The Kauffmann Agreement supersedes and cancels any other employment agreement or arrangement between RDI and Mr. Kauffmann and replaces such agreement or arrangement in its entirety.

    COMPENSATION. Mr. Kauffmann will receive an annual global gross salary of FRF 1,126,125. RDI may, at any time during the term of the Kauffmann Agreement, but without any obligation, pay additional sums to Mr. Kauffmann by way of bonuses or otherwise. Notwithstanding the foregoing, RDI will pay Mr. Kauffmann a bonus of 50% of his salary earned from January 1, 1999 through April 30, 2000. This bonus will be paid no later than July 15, 2000. In the fiscal year 2001 and beyond, Mr. Kauffmann will participate in Parent's executive level bonus plan.

    TERMINATION AND TERMINATION BENEFITS. In the event that RDI gives notice of dismissal to Mr. Kauffmann during the two-year period following the date of the Kauffmann Agreement for any reason other than willful misconduct, Mr. Kauffmann will be entitled to a lump sum indemnity, in lieu of the dismissal indemnity provided by the Collective Bargaining Agreement and in lieu of damages, equal to two years of compensation and bonus. If, during such two-year period, either (i) Bruce Atkinson is terminated for reasons other than for cause from his position as Chief Executive Officer and President of the Company and Jeffrey Wood is not offered to replace Mr. Atkinson in such position, or (ii) Bruce Atkinson is revoked from his office of permanent representative of RDI Management Company Inc. and Jeffrey Wood or Mr. Kauffmann or an individual supported by Mr. Kauffmann is not offered to replace Mr. Atkinson in such position, then Mr. Kauffmann may terminate the Kauffmann Agreement and be entitled to the indemnity described in the immediately preceding sentence. The compensation and bonus to be used to determine the amount of the lump sum indemnity will be the greater of
(x) the amount of the compensation including benefits in kind and bonus received by Mr. Kauffmann from January 1 through December 31, 1998 or (y) the amount of the compensation including benefits in kind and bonus received by Mr. Kauffmann during the 12 months preceding dismissal or resignation, as the case may be. If notice of dismissal is given after the two-year period following the date of the Kauffmann Agreement, Mr. Kauffmann will receive indemnity equal to one year of compensation and bonus. In the event that RDI dismisses Mr. Kauffmann for willful misconduct, Mr. Kauffmann will not be entitled to any indemnity whatsoever. In the event that RDI dismisses Mr. Kauffmann for gross misconduct, Mr. Kauffmann will be entitled to the indemnity described in either the first sentence of this paragraph or the immediately preceding sentence, as the case may be.

    NON-SOLICITATION AND NON-COMPETITION. Mr. Kauffmann will undertake for a period of one year, renewable once, following the termination of the Kauffmann Agreement for any reason to refrain from engaging in any activity that competes with RDI or the group of companies to which it belongs. In addition, Mr. Kauffmann has agreed not to employ or attempt to employ RDI employees or solicit RDI customers after termination of the Kauffmann Agreement. These noncompetition and nonsolicitation undertakings are geographically limited to France, Italy, the United Kingdom and Germany. In consideration for his commitment not to compete, Mr. Kauffmann will receive after the termination of the Kauffmann Agreement a monthly indemnity equal to 60% of his average monthly remuneration during his last 12 months employed by RDI.

THE SHAREHOLDERS AGREEMENT

    In connection with the execution of the Merger Agreement, the Parent, Purchaser and Management Shareholders entered into a Shareholders Agreement. The following is a summary of the material terms of the Shareholders Agreement. This summary is not a complete description of the terms and conditions of the Shareholders Agreement and it is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is incorporated by reference and filed with the SEC as an exhibit to the Schedule 14D-1. The Shareholders Agreement may be examined at, and copies obtained from, the offices of the SEC as set forth in Section 7 above. All terms not defined herein have the meanings ascribed to such terms in the Shareholders Agreement or, if not in the Shareholders Agreement, in the Merger Agreement.

    TENDER OF SHARES. Upon the terms and subject to the conditions of the Shareholders Agreements, each Management Shareholder has agreed to validly tender pursuant to and in accordance with the terms of the Offer, not later than the tenth business day after commencement of the Offer, all of its Management Shareholder Subject Shares (as defined in the Shareholders Agreement). The Shareholders Agreement will terminate upon the purchase of all the Subject Shares by Purchaser pursuant to the Offer.

    VOTING OF SHARES. During the Voting Agreement Period (as defined in the Shareholders Agreement), each Management Shareholder has agreed to vote (or cause to be voted) all of its Subject Shares (i) in favor of the adoption of the Merger Agreement and any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against any Adverse Proposal (as defined in the Shareholders Agreement), and against any action or agreement that would be expected to make any representation or warranty contained in the Shareholder Agreement untrue or incorrect or have the effect of impairing the ability of a Management Shareholder to perform his obligations under the Shareholder Agreement or prevent or delay the consummation of the transactions contemplated thereby.

    IRREVOCABLE PROXY. Each Management Shareholder has appointed Parent and Parent's Designees as proxies to vote all of such Management Shareholder's Subject Shares or grant a written consent in respect of such Subject Shares to secure the performance of its duties under the Shareholders Agreement. Each of these proxies is coupled with an interest and is irrevocable. For Subject Shares where a Management Shareholder is the beneficial but not the record owner, such Management Shareholder will use his best efforts to cause any record owner of such Subject Shares to grant to Parent a proxy to the same effect as contained herein.

    RESTRICTION ON TRANSFER OF SUBJECT SHARES, PROXIES AND
NONINTERFERENCE. Each Management Shareholder has agreed not to directly or indirectly, (a) except pursuant to the terms of the Shareholders Agreement and the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Subject Shares, (b) except pursuant to the terms of the Shareholders Agreement, grant any proxies or powers of attorney, deposit any of its Subject Shares into a voting trust or enter into a voting agreement with respect to such Subject Shares, or (c) except within the terms of a prior written request of Parent, exercise any of the Subject Options (as defined in the Shareholders Agreement), or (d) take any action that would reasonably be expected to make any representation or warranty contained therein untrue or incorrect or have the effect of impairing the ability of such Management Shareholder to perform its obligations under the Shareholders Agreement or preventing or delaying the consummation of any of the transactions contemplated thereby.

    NO SOLICITATION. Each Management Shareholder has agreed not to take, or authorize or permit any of its officers, directors, employees, agents or representatives (including any investment banker, financial adviser, attorney or accountant) to take, any action that the Company would be prohibited from taking under the "no solicitation" provisions of the Merger Agreement.

    In connection with the Merger, each Management Shareholder waived any appraisal or dissenter's rights that he or she may have. The Management Shareholders agreed not to exercise any purchase rights or rights of first refusal with respect to any Shares.

    TERMINATION. The Shareholders Agreement may be terminated in any one of the following circumstances: (i) upon the purchase of all of the Subject Shares pursuant to the Offer, or (ii) by the mutual consent of the Company Boards, the Parent Board and Shareholders representing a majority of the Subject Shares subject to the Management Shareholders Agreement.

THE SUBSCRIPTION AGREEMENT.

    In connection with the execution of the Merger Agreement, Parent and each of Ralph R. Whitney, Jr., Bruce D. Atkinson, Jeffrey G. Wood, Michel Hauser-Kauffmann, Forrest E. Crisman, Jr. and Glenn Scolnik, officers and directors of the Company (the "Investors"), entered into a Subscription Agreement, dated February 22, 1999 (the "Subscription Agreement"). The following is a summary of the material terms of the Subscription Agreement. This summary is not a complete description of the terms and conditions of the Subscription Agreement and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated by reference and filed with the SEC as an exhibit to the Schedule 14D-1. The Subscription Agreement may be examined at, and copies obtained from, the offices of the SEC as set forth in Section 7 above. All terms not defined herein have the meanings ascribed to such terms in the Subscription Agreement or, if not in the Subscription Agreement, in the Merger Agreement.

    SUBSCRIPTION FOR SHARES. Under the Subscription Agreement, upon the consummation of the Offer, each Investor has agreed to invest a portion of the cash consideration payable to him (or to certain accounts for his benefit) in the Offer in Ordinary Shares of Parent ("Parent Shares"). The number of Parent Shares that each Investor has agreed to purchase will be determined by dividing the following "Investment Amounts" by the Per Share Purchase Price, which is defined below:

INVESTOR                                                                    INVESTMENT AMOUNT
--------------------------------------------------------------------------  ------------------
R. Whitney................................................................    $    2,732,725
B. Atkinson...............................................................    $    1,310,987
J. Wood...................................................................    $      873,991
M. Hauser-Kauffmann.......................................................    $      349,566
F. Crisman................................................................    $    1,366,366
G. Scolnik................................................................    $    1,366,366
                                                                            ------------------
                                                                              $    8,000,001
                                                                            ------------------
                                                                            ------------------

    In the event the division of an Investment Amount by the Per Share Purchase Price gives rise to a fractional Parent Share, the applicable Investment Amount will be reduced by an amount equal to such fractional Parent Share multiplied by the Per Share Purchase Price.

    The "Per Share Purchase Price" will be equal to the higher of (i) the middle market price of a Parent Share, as derived from the Official List of the London Stock Exchange, on the last business day in London immediately prior to the Subscription Closing Date (defined below), and (ii) 80% of the Adjusted Pre-Offer Market Price. The "Adjusted Pre-Offer Market Price" means the middle market price of a Parent Share, as derived from the Official List of the London Stock Exchange on the last business day (the "Pre-Offer Date") in London immediately prior to the date on which the Offer is publicly announced by Parent, as adjusted to reflect the Rights Offering. The Adjusted Pre-Offer Market Price will be calculated by (i) adding (a) Parent's aggregate market capitalization on the Pre-Offer Date, plus (b) the aggregate proceeds of the Rights Offering, and (ii) dividing the sum of (a) and (b) by the sum of the number of Parent Shares outstanding on the Pre-Offer Date and the number of Parent Shares sold in the Rights Offering.

    The closing of the transactions contemplated by the Subscription Agreement (the "Subscriptions") will take place on the next business day (the "Subscription Closing Date") following the payment by Parent or its subsidiary to the Investors of the cash consideration payable to them upon the consummation of the Offer. Each Investor has agreed that, to accomplish the payment of his Investment Amount, Parent will withhold from the cash consideration payable to him in connection with the Offer an amount equal to his Investment Amount. The Subscription Agreement provides for an adjustment to the type and number or amount of Parent Shares and the Per Share Purchase Price payable therefor in the event of any change in the capital stock of Parent by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, extraordinary distribution or similar transaction.

    COVENANTS OF INVESTORS. Each Investor has agreed to comply with one of the following two restrictions on transfer and resale of the Parent Shares: (i) for a period of 18 months from the Subscription Closing Date, such Investor will not sell, transfer or otherwise dispose of his legal or beneficial interest in any of the Parent Shares issued to him pursuant to the Subscription Agreement or any further shares allotted and issued by way of capitalization or bonus issue in respect of or with reference to such Parent Shares; or (ii) (a) for a period of 12 months from the Subscription Closing Date, such Investor will not sell, transfer or otherwise dispose of his legal or beneficial interest in any of the Parent Shares issued to him pursuant to the Subscription Agreement or any further shares allotted and issued by way of capitalization or bonus issue in respect of or with reference to such Parent Shares, (b) on the first anniversary of the Subscription Closing Date, or if such day is not a business day in London, the next following business day in London, such Investor shall be entitled to sell, transfer or otherwise dispose of the legal and/or beneficial interest in not more than half of his then holdings of Parent Shares, and (c) if such Investor sells, transfers or disposes of any of his Parent Shares in accordance with clause (b), he shall not be entitled to sell, transfer or otherwise dispose of the legal or beneficial interest in the remaining Parent Shares held by him until the second anniversary of the Subscription Closing Date.

    Further, each Investor has agreed that if he wishes to sell, transfer or otherwise dispose of any of his Parent Shares within two years from the Subscription Closing Date, he must give prior written notice to Parent's brokers of such intention. The notice must set out the number of Parent Shares intended to be sold, transferred or otherwise disposed of. Parent's brokers will then be entitled to purchase or procure purchasers for all or any of the Parent Shares desired to be sold. To the extent Parent's brokers do not promptly so purchase or procure purchasers for the Parent Shares desired to be sold, the selling Investor may sell the remaining Parent Shares within 10 business days thereafter.

    If Parent registers its Parent Shares with the SEC and those shares are publicly traded on a national securities exchange or listed for quotation on the Nasdaq in the United States, the Investors may, subject to the restrictions described above, sell their Parent Shares in the United States in compliance with United States securities laws. Otherwise, each Investor has agreed that in no event at any time will he sell, transfer or otherwise dispose of any interest in his Parent Shares to a person or entity located in the United States. This restriction will not, however, prevent any transfer to the personal representative or heirs of such Investor, but such personal representative or heirs will be bound by all of the covenants of the applicable Investor.

    AMENDMENT AND TERMINATION. The Subscription Agreement may be amended only by an instrument in writing signed on behalf of the party against whom such amendment is sought to be enforced. The Subscription Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

    (b)(4) CONFIDENTIALITY AND STANDSTILL AGREEMENT.

    The Company and Parent entered into a Confidentiality and Standstill Agreement which constitutes part of the entire agreement between the parties. The Company and Parent agreed to furnish certain confidential non-public information to each other in contemplation of a possible business combination and they agreed to use such information solely for the sole purpose of evaluating a possible business transaction and that such information would be kept confidential unless required by law to disclose it. In consideration of the exchange of confidential non-public information, Parent and the Company agreed that until June 30, 2000, neither party would acquire, directly or indirectly, any securities of the other or any subsidiaries of the other party or seek to vote or influence the voting of the securities of the other party without the prior written consent of the Board of Directors of the other party. The parties further agreed not to solicit employees, customers, suppliers or competitors of the other party or their subsidiaries (other than customer, supplier or competitor contacts in the ordinary course of business) until the earlier of the consummation of a business combination between the parties or June 30, 2000. Parent and the Company agreed that monetary damages in the event of a breach would be insufficient and a non-breaching party shall be entitled to equitable relief. The Merger Agreement amends the standstill provisions of the Confidentiality Agreement to permit Parent, Purchaser or any of their respective affiliates or representatives to (a) effect any transaction permitted or contemplated by the Merger Agreement or the Shareholders Agreement and (b) take any action otherwise prohibited thereby (i) in the event that another person publicly announces a Company Takeover Proposal and (ii) after the Offer Completion Date.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

    At a meeting held on February 22, 1999, at which all the directors were present, the Board of Directors of the Company unanimously approved and adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby. The Board of Directors has determined that the Merger Agreement is fair to and in the best interests of the Company and its shareholders. The Board recommends that shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and if a meeting of the Company's shareholders is required to be called and held in accordance with applicable law, recommends that shareholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger. For a discussion of the Board's reasons for its recommendation, see "Reasons for Recommendation," below.

    A joint press release announcing the Merger Agreement and related transactions and a letter to the shareholders of the Company communicating the Board's recommendation are filed as Exhibits to this Schedule 14D-9 and are incorporated herein by reference.

    (b) BACKGROUND TO THE OFFER; REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    BACKGROUND OF THE OFFER

    On March 3, 1998, Dresdner Kleinwort Benson North America LLC (together with Kleinwort Benson Securities Limited, "Dresdner Kleinwort Benson"), Parent's financial adviser, sent a letter to Bruce D. Atkinson, the President, Chief Executive Officer and a Director of the Company, offering to introduce representatives of Parent to the Company for the purpose of exploring a potential alliance. On March 24, 1998, representatives of Dresdner Kleinwort Benson met with Mr. Atkinson and Jeffrey G. Wood, Vice President, Chief Financial Officer, Secretary and Treasurer of the Company at the Company's headquarters in Standish, Maine, for the purpose of obtaining information about the Company.

    On April 29 and 30, 1998, Dr. Fred Westlake, Executive Chairman of Parent, and Oliver G. Burns, Finance Director of Parent, met with Mr. Atkinson and Mr. Wood at the Company's headquarters. The meeting consisted of a general discussion regarding the background of the two companies and their strategic alternatives. On May 18, 1998, Dr. Westlake met in New York City with Ralph R. Whitney, the Chairman of the Board of the Company, to discuss the possibility of a business combination between the Company and Parent. The foregoing discussions and various subsequent discussions focused principally on an exchange of shares resulting in a combined company and various management, governance and similar issues related thereto. The possibility of a small cash component was also considered.

    Following a series of telephonic and fax communications, a confidentiality agreement was entered into between the Company and Parent on June 4, 1998. The confidentiality agreement provided for the mutual exchange of certain information between Parent and the Company and also contained customary "standstill" provisions extending to June 30, 2000.

    On June 15, 1998, Mr. Burns met with Mr. Atkinson and Mr. Wood at the Company's headquarters to learn more about the Company. On June 16, 1998, Dr. Westlake advised the Parent Board of the discussions with the Company. On June 19, 1998, Messrs. Whitney and Atkinson met with Dr. Westlake and Mr. Burns and representatives of Dresdner Kleinwort Benson in Detroit. No agreement could be reached as to price or structure during the meeting and the parties agreed to suspend further negotiations until the Company's design, marketing and consulting services agreement and licensing arrangements with an unaffiliated person (the "Consultant") could be renegotiated.

    In late June 1998 the parties recognized that a significant period of time would be required to complete the negotiations with the Consultant and they agreed to defer further due diligence investigations until that matter was resolved. At the July 30, 1998 meeting of the Company Board, Mr. Whitney reported that discussions with Parent were continuing and that Parent seemed to have a strong desire to complete a transaction. Mr. Whitney stated, however, that Parent was concerned about the relationship with the Consultant. The Company Board then directed Mr. Atkinson to work toward resolving the issues with the Consultant. In mid-August 1998, the Company advised Parent that it had reached an agreement in principle with this individual on the restructuring of their arrangements. As discussed herein, the restructuring was finalized in late December 1998.

    On August 24, 1998, after consultation with various members of Parent's Board of Directors (the "Parent Board"), Dr. Westlake sent a fax to Mr. Whitney seeking to resolve the issues of price and structure. He expressed his preference that a substantial portion of the consideration be in the form of Parent shares and said that he would be prepared to recommend $18.00 per Company share. Dr. Westlake and Mr. Whitney discussed these issues on August 27 and concurred that they would each support a transaction valued at $18.00 per Company share, payable half in Parent stock and half in cash, subject to due diligence, definitive documentation, satisfactory market conditions and board approvals. Accordingly, a due diligence meeting among representatives of Parent and the Company and their advisers was held in Portland, Maine, on September 2, 1998.

    Prior to such meeting, however, stock market conditions in New York and London had deteriorated markedly. The closing price of Parent shares on the London Stock Exchange (the "Closing Price") dropped from 390.5p on August 21, 1998 (the last trading day preceding Dr. Westlake's fax), to 388.0p on August 26, 1998 (the last trading day preceding the conversation between Dr. Westlake and Mr. Whitney) to 326.0p on September 1, 1998 (the last trading day preceding the Portland meeting). The closing price of the Company's shares dropped from $13.25 on August 21 to $11.63 on September 1.

    Due to these market disruptions, Parent decided to suspend further due diligence investigation of the Company. On September 5, 1998, a representative of Dresdner Kleinwort Benson requested that Mr. Whitney explore alternative prices and structures. Mr. Whitney responded that he wished to let market conditions stabilize, but expressed a willingness to consider an all cash transaction.

    During September and October, various efforts were made to address the issues of price and structure in light of then prevailing US and UK market conditions.

    On September 18, 1998, Parent received a report on the Company from AutoFina, a consulting firm experienced in the automotive parts business. AutoFina's report on September 18, 1998 was cautious as to the Company's growth prospects.

    At a September 10, 1998 meeting, various members of the Parent Board concluded that Parent should not continue to proceed to acquire the Company on the basis of an $18.00 per share price substantially payable in Parent shares.

    At a September 29, 1998 meeting, the Parent Board considered the possibility of acquiring the Company entirely for cash, but concluded that this should not be done entirely on the basis of debt financing. It was agreed to explore the possibility of a rights offering with Dresdner Kleinwort Benson. Dr. Westlake and Mr. Whitney met in Denver on October 5, 1988 to discuss the situation. On October 9, 1998, the closing price of the Company shares on the Nasdaq reached its 1998 low of $8.75 per share.

    On October 19, 1998, the Parent Board again reviewed the possibility of acquiring the Company in an all cash transaction and reaffirmed that borrowing all the funds required would over-leverage Parent. The Parent Board also concluded, after receiving advice from Dresdner Kleinwort Benson, that the use of a rights offering to partially finance such an acquisition was not practicable due to then prevailing UK stock market conditions. In light of the factors described above, the Parent Board decided to terminate further negotiations with the Company. Dr. Westlake so advised Mr. Whitney on the same day.

    On November 17, 1998, during a review of the Company's operations in Europe, Messrs. Atkinson and Wood met with Dr. Westlake and Mr. Burns at Parent's headquarters in Ascot, England and discussed the Company's business.

    In late November, based upon improving conditions in the UK market and a rise in Parent's stock price on the London Stock Exchange, Dresdner Kleinwort Benson advised Parent that the prospects for a successful rights offering had improved. After deliberation, Parent's management concluded that the acquisition of the Company in an all-cash transaction would be attractive, but only at a price significantly lower than $18.00 per share. Among the factors contributing to the latter decision were Parent's lower estimation of the Company's growth prospects and the continued uncertainty of the worldwide automotive parts markets.

    On December 7, 1998, Dr. Westlake, after consultation with certain Parent Board members, faxed to the Company a draft term sheet proposing to acquire all the Company shares at $16.00 per share in cash, subject to various conditions, including the renegotiation of employment and severance arrangements with Messrs. Atkinson and Wood and Michel Hauser-Kauffmann, Managing Director of the Company's French operations, the agreement of certain officers and directors of the Company to invest $13 million of the proceeds of their Company stock and stock options in Parent stock, and the payment of a termination fee and expenses under customary conditions. On December 9, 1998, the Parent Board reviewed the situation. Price and structure negotiations by telephonic and fax communications continued between the Company and Parent during December.

    On December 27, 1998, the Company and the Consultant entered into an additional license agreement which provides for minimum cash royalty payments. On December 28, 1998, the Consultant and the Company terminated the consulting services agreement signed in April of 1995 and amended the Company's 1995 license agreements with the Consultant to reduce the minimum cash royalty and license payments on certain products. In connection with the termination of such consulting services agreement, the Company paid the Consultant a one time payment of $635,553.

    On January 4, 1999, Dr. Westlake and Mr. Burns met with Mr. Whitney at Parent's headquarters. Mr. Whitney inquired whether Parent would reconsider a share-for-share transaction. Alternatively, he said, he would be prepared to recommend an all cash transaction at a price of $16.25 per share. On January 7, 1999, Mr. Burns sent Mr. Whitney a fax declining to reconsider a share-for-share proposal, but agreeing to proceed on the basis of $16.25 per share in cash, subject to various conditions. After Mr. Whitney consulted with each member of the Company Board about the proposed terms and conditions (including price) of the exclusivity letter, on January 14, 1999, the parties entered into a letter agreement in which the Company agreed to give Parent a period of exclusivity for six weeks in order for Parent to proceed with negotiations and a due diligence investigation. Attached to the letter agreement was a draft "proposed term sheet," which was expressly subject to Parent's completion of due diligence and a working capital review and the signing of definitive documentation. The document contemplated a purchase price of $16.25 per share in cash, investment in Parent stock of $8 million of proceeds by certain officers and directors, a termination fee of $3 million (plus expenses) payable by the Company in customary circumstances, renegotiated employment arrangements with Messrs. Atkinson, Wood and Hauser-Kauffmann, and binding undertakings to accept Parent's offer by the Company directors and Messrs. Wood and Hauser-Kauffmann.

    At the January 22, 1999 Company Board meeting, Mr. Whitney reported to the full Company Board that matters were progressing with the Parent.

    During January and February, 1999, representatives of Parent and its financial, accounting and legal advisors conducted a due diligence investigation of the Company. During the same period, negotiations continued between representatives of Parent and Messrs. Atkinson, Wood and Hauser-Kauffmann on the revised employment arrangements of such Company executives. Negotiations commenced in February,

1999 as to the terms of the Merger Agreement, the Shareholders Agreement and the Subscription Agreement (the "Definitive Company Agreements").

    On February 20, 1999, Dr. Westlake and Mr. Whitney had a telephone conversation in which they agreed that the termination payment would be a $2 million fee plus expenses, such fees and expenses not to exceed $7 million in the aggregate. They also agreed as to various provisions of the Shareholders Agreement.

    From time to time throughout the period from the signing of the Confidentiality and Standstill Agreement until the Company Board meeting on February 22, 1999, Mr. Whitney consulted with and updated various Company Board members regarding the ongoing discussions with the Parent.

    On February 22, 1999, the Parent Board approved the Definitive Company Agreements and the financing arrangements described in Section 9, after the review of such agreements and arrangements with its financial and legal advisors. Also on February 22, 1999, the Company Board approved the Merger Agreement and the Shareholders Agreement after review of such agreements and arrangements with its financial and legal advisors. At such meeting, Cleary Gull rendered its opinion that as of the date of such opinion and subject to certain matters stated therein, the Per Share Amount was fair to the Company's shareholders from a financial point of view.

    A press release announcing the transaction was issued by Parent and the Company on February 23, 1999.

    REASONS FOR RECOMMENDATION

    The Company's Board of Directors determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. In arriving at its decision regarding its recommendation set forth above, the Board of Directors considered, among other things, the following:

        (1) the terms and conditions of the Merger Agreement, the Offer and the Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

        (2) the financial condition, results of operations, cash flows and prospects of the Company, as well as the Board of Directors' knowledge of the business, operations, assets and properties of the Company on both a historical and prospective basis;

        (3) the recent and historical market prices and trading volume of the Company Common Stock and the premium to such market prices represented by the Offer Price;

        (4) the current status of the industry in which the Company competes and the Company's position in that industry;

        (5) the financial condition and business reputation of Parent and the ability of Parent and Purchaser to complete the Offer and the Merger in a timely manner;

        (6) the extensive arms-length negotiations between the Company and the Parent that resulted in the Merger Agreement and the Offer Price;

        (7) the fact that the Merger Agreement permits the Company's Board of Directors, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal (Upon the consummation of transaction resulting from a Superior Proposal, the Company must pay Parent a topping fee of $7,000,000); and

        (8) the oral opinion of Cleary Gull & Reiland Inc.("Cleary Gull")(which opinion was confirmed by delivery of a written opinion dated February 22, 1999, the date of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Offer Price to be received in the Offer and the Merger by the holders of the Company Common Stock other than the Investors and the Management Shareholders (the "Public Shareholders") was fair, from a financial point of view, to such holders. See "Opinion of the Company's Financial Advisor", below.

    The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive. The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

    OPINION OF THE COMPANY'S FINANCIAL ADVISOR.

    The Company retained Cleary Gull to render an opinion, as to the fairness from a financial point of view of the Offer Price to the Public Shareholders in the Tender Offer and the Merger. The Tender Offer and the Merger are hereinafter collectively referred to as the "Acquisition". Cleary Gull has delivered a written opinion to the Board of Directors of the Company, dated February 22, 1999, to the effect that, subject to the various assumptions and limitations set forth therein, as of the date thereof, the Offer Price to be received by the Public Shareholders in the Acquisition is fair to the Public Shareholders from a financial point of view. Cleary Gull's opinion is for the benefit and use of the Company's Board of Directors in its consideration of the Offer and the Merger and may not be used for any other purpose. Cleary Gull was not requested to express a view, and its opinion does not express a view, as to the fairness of the Offer Price to the Management Shareholders and the Investors due to their obligations under the Subscription Agreements and the Shareholders Agreement.

    THE FULL TEXT OF THE WRITTEN OPINION OF CLEARY GULL DIRECTED TO THE COMPANY BOARD DATED FEBRUARY 22, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS SCHEDULE II AND IS INCORPORATED HEREIN BY REFERENCE. THE OPINION OF CLEARY GULL WAS DELIVERED TO THE COMPANY BOARD FOR ITS USE IN CONNECTION WITH ITS CONSIDERATION OF THE OFFER AND THE MERGER AND IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, A RECOMMENDATION TO ANY SHAREHOLDER OF THE COMPANY AS TO WHETHER SUCH SHAREHOLDER SHOULD TENDER HIS SHARES IN THE OFFER OR VOTE IN FAVOR OF THE MERGER, IF SUCH A VOTE OCCURS. THE FAIRNESS OPINION DOES NOT ADDRESS THE COMPANY'S UNDERLYING BUSINESS DECISION TO PURSUE THE ACQUISITION. THE SUMMARY OF THE OPINION OF CLEARY GULL SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. PUBLIC SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF CLEARY GULL CAREFULLY IN ITS ENTIRETY.

    In connection with rendering its opinion, Cleary Gull among other things,
(i) reviewed and analyzed the financial terms and conditions of the Merger Agreement; (ii) reviewed and analyzed certain publicly available business and financial information relating to the Company; (iii) reviewed and analyzed various operating and financial forecasts, projections and analyses provided by the Company; (iv) reviewed and discussed the business, financial condition, results of operations and prospects of the Company with representatives of the Company's management; (v) reviewed and considered certain financial and stock market data relating to the Company and compared that data with similar data for certain other public companies that Cleary Gull believed might be relevant or comparable in certain respects to the Company or one or more of its businesses or assets; (vi) reviewed and considered the financial terms of certain recent acquisitions and business combination transactions which Cleary Gull believed to be reasonably comparable in certain respects to the Acquisition or otherwise relevant to its analysis; (vii) calculated the value of the Shares based on an unleveraged after-tax discounted cash flow analysis utilizing three different five-year financial forecasts; (viii) calculated the value a financial investor might be willing to pay to acquire the Shares if it were interested in pursuing such a transaction; (ix) compared the purchase price premium to be paid for the Shares to premiums paid in recent transactions believed by Cleary Gull to be reasonably comparable to the Acquisition; and (x) performed such other financial studies, analyses and investigations and reviewed such other financial, economic and market information that Cleary Gull deemed appropriate. Although Cleary Gull evaluated the financial terms of the Acquisition, Cleary Gull did not recommend the specific consideration to be paid in the Acquisition. The consideration to be received by the Shareholders as a result of the Offer and the Merger was determined by negotiations between the Company and Parent. Cleary Gull did not participate in those negotiations. No limitations were imposed by the Company upon Cleary Gull with respect to the investigations made, procedures followed or factors considered in rendering its opinion. In the context of its engagement, Cleary Gull was not authorized to solicit and did not solicit alternative offers for the Company or its assets, or investigate any other alternative transactions which may have been available to the Company.

    In its review and analysis and in formulating its opinion, Cleary Gull assumed and relied on the accuracy and completeness of all the financial and other information provided to or discussed with it or made publicly available, without assuming any responsibility for independent verification of, or expressing an opinion as to, any of such information. Cleary Gull relied upon the management of the Company as to the reasonableness and achieveability of the financial and operating projections (and the assumptions and bases therefor) provided to it and, with the Company's consent, assumed that such projections reflect the best currently available estimates and judgments of the Company's management. Cleary Gull was not engaged to assess the achieveability of such projections or the assumptions on which they were based and, as such, expresses no view as to such projections or assumptions. Other than a tour of the Company's Standish, Maine facility, Cleary Gull did not complete a physical inspection of the properties or facilities of the Company and did not assume responsibility for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to it. Cleary Gull did not evaluate the reasonableness, adequacy or feasibility of Parent's plans for financing the Acquisition and its opinion assumes that Parent has, or at closing will have, financing adequate to complete the Acquisition in accordance with the Merger Agreement. Cleary Gull has not been provided with nor has it reviewed any term sheets, engagement letters, letters of intent or other documentation relating to such financing. Finally, Cleary Gull has assumed that the Acquisition will be consummated on the terms described in the Merger Agreement, without any waiver of any material term or condition. Cleary Gull's opinion is based on economic, monetary and market conditions existing on the date thereof.

    The following is a summary of the various financial analyses utilized by Cleary Gull and presented to the Company's Board of Directors in connection with the delivery of its opinion on February 22, 1999.

    COMPARABLE PUBLIC COMPANY TRADING ANALYSIS. Cleary Gull reviewed and compared certain financial information of the Company to corresponding financial information for twelve publicly traded companies that Cleary Gull believed were comparable in certain respects to the Company: BEI Technologies, Inc.; Breed Technologies, Inc.; The Cherry Corporation; CTS Corporation; Donnelly Corporation; Dura Automotive Systems, Inc.; Littelfuse, Inc.; Methode Electronics, Inc.; Optek Technology, Inc.; The Standard Products Company; Stoneridge, Inc.; and Strattec Security Corp. (collectively, the "Auto OEM Suppliers") and eight additional companies that are distributors of electrical and industrial component parts used by original equipment manufacturers ("OEMs") in the automotive, industrial and telecommunications markets (collectively, the "Distribution Companies" and together with the Auto OEM Suppliers, the "Comparable Companies"). The distribution and sale of electrical and industrial component parts represent less than 25% of the Company's historic business mix. Cleary Gull selected the Comparable Companies as companies that, based on publicly available data, possess general business, operating and financial characteristics representative of companies in the industries in which the Company operates, although Cleary Gull recognizes that each of the Comparable Companies is distinguishable from the Company in certain respects.

    For each of the Comparable Companies, Cleary Gull examined certain publicly available financial data, including sales, operating income before interest, taxes, depreciation and amortization ("EBITDA"), operating income before interest and taxes ("EBIT"), net income, earnings per share ("EPS"), book value and operating margins. Cleary Gull also examined balance sheet data and published earnings forecasts for each of the Comparable Companies. Such financial information was used to calculate the ratio of each Comparable Company's "Enterprise Value" (the total equity market value based on the closing stock price as of February 18, 1999 (the "Measurement Date"), plus the principal amount of total debt and capitalized leases, less cash and marketable securities) to that Comparable Company's sales, EBITDA and EBIT for the latest twelve month ("LTM") period. In addition, Cleary Gull calculated the ratio of each of the Comparable Company's stock price as of the Measurement Date to that Comparable Company's EPS for the LTM period and for calendar years 1999 and 2000 and to the book value per share as of the most recent period. Finally, Cleary Gull calculated the ratio of each of the Comparable Company's closing stock price as of the Measurement Date divided by calendar year 2000 EPS to that Comparable Company's consensus three to five year earnings growth rate (the "PEG ratio"). All projected EPS numbers for calendar years 1999 and 2000 were derived from I/B/E/S, a data service that monitors and publishes compilations of earnings estimates from selected research analysts.

    Cleary Gull compared the trading multiples derived for the Company assuming a share price equal to the Offer Price to the trading multiples for the Comparable Companies. Cleary Gull's analysis indicated that the Company traded at an Enterprise Value equal to a multiple of (a) sales of 1.62x, as compared to a range of 0.29x to 1.49x for the Auto OEM Suppliers and a range of 0.40x to 1.02x for the Distribution Companies; (b) EBITDA of 9.7x, as compared to a range of 3.3x to 9.4x for the Auto OEM Suppliers and a range of 5.2x to 15.8x for the Distribution Companies; and (c) EBIT of 12.4x, as compared to a range of 5.7x to 16.1x for the Auto OEM Suppliers and a range of 6.0x to 22.1x for the Distribution Companies. Cleary Gull's analysis indicated that, at the Offer Price, the Company traded at a share price equal to a multiple of (a) LTM EPS of 18.1x, as compared to arrange of 7.2x to 30.9x for the Auto OEM Suppliers and a range of 6.9x to 42.3x for the Distribution Companies; (b) calendar 1999 EPS of 17.0x, as compared to a range of 6.6x to 17.1x for the Auto OEM Suppliers and a range of 6.7x to 19.8x for the Distribution Companies; (c) calendar 2000 EPS of 14.3x, as compared to a range of 6.1x to 14.1x for the Auto OEM Supplies and a range of 8.4x to 10.0x for the Distribution Companies; and (d) book value of 3.7x, as compared to a range of 0.8x to 5.7x for the Auto OEM Suppliers and a range of 0.6x to 2.8x for the Distribution Companies. Cleary Gull's analysis indicated that, at the Offer Price, the Company's PEG Ratio was 136.8% as compared to a range of 32.4% to 110.1% for the Auto OEM Suppliers and a range of 27.9% to 66.5% for the Distribution Companies. Cleary Gull noted that the derived multiples for the Company based on the Offer Price were in the range of the multiples for the Auto OEM Suppliers and the Distribution Companies in every case.

    SELECTED TRANSACTIONS ANALYSIS. Cleary Gull reviewed and analyzed the aggregate consideration paid in 42 merger and acquisition transactions (the "Transactions") completed or pending since March 31, 1995 in the automotive component and electrical supply industries for which relevant information was available. For each of the Transactions, Cleary Gull examined certain publicly available financial data, including LTM sales, EBITDA, EBIT and total asset value. Cleary Gull also examined balance sheet data and trading performance to establish the aggregate consideration paid for the acquired company. Of the Transactions, Cleary Gull focused on 17 acquisition targets deemed most similar to the Company (the "Comparable Transactions") in terms of business focus, size and profitability, although Cleary Gull recognizes that each of the Comparable Transactions is distinguishable from the Acquisition in certain respects. Cleary Gull noted, among other things, that (i) the reasons for, and circumstances surrounding, each of the Comparable Transactions analyzed were diverse; (ii) the characteristics of the companies involved were not necessarily comparable to the Company and Parent; and (iii) premiums fluctuated based on perceived growth, synergies, strategic value and other factors.

    Cleary Gull compared the trading multiples derived for the Company assuming a share price equal to the Offer Price to the trading multiples for the Comparable Transactions. Cleary Gull's analysis indicated that the Company was trading at an Enterprise Value equal to a multiple of (a) LTM sales of 1.62x, as compared to a range of 0.38x to 2.31x for the Comparable Transactions; (b) LTM EBITDA of 9.7x, as compared to a range of 5.7x to 12.3x for the Comparable Transactions; (c) LTM EBIT of 12.4x, as compared to a range of 9.2x to 18.8x for the Comparable Transactions; and (d) total assets as of the most recent period of 2.1x, as compared to a range of 0.7x to 2.9x for the Comparable Transactions. Cleary Gull noted that the derived multiples for the Company based on the Per Share Amount were in the range of the multiples for the Comparable Transactions in every case.

    DISCOUNTED CASH FLOW ANALYSIS. Cleary Gull analyzed the Company's per share value based on an unleveraged after-tax discounted cash flow ("DCF") analysis of the Company utilizing certain financial forecasts. The base case (the "Base Case") considered by Cleary Gull was predicated on the forecasts for 1999 through 2003 that were developed by the Company's management and reflected the elimination of certain expenses, including those related to being a public company (the "Public Expenses"). For analytical purposes only, Cleary Gull also considered two alternative cases (i) an upside case (the "Upside Case") which was predicated on the Base Case and assumed an increase over Base Case net sales of 5% beginning in 2000, a slight improvement in margins due to operating leverage beginning in 2000 and a slightly lower effective income tax rate beginning in 2000 and (ii) a downside case (the "Downside Case") which was predicated on lower net sales and operating income from the Company's ceramics business in all five projection years, a mild recession in 2001 and 2002 and a return to historical growth and profitability levels in 2003. The management of the Company reviewed the Upside and Downside Cases and indicated that they were reasonable.

    In performing the DCF analyses, Cleary Gull, using the forecasts described above, discounted the unlevered free cash flows of the Company (net income, plus depreciation and amortization, less changes in working capital and capital expenditures) over the specified forecast period using a range of risk adjusted discount rates between 12.0% and 14.5%. The sum of the present values of such free cash flows for the Company was then added to the present value of the Company's terminal value computed using a multiple range of EBITDA of 7.0x to 9.0x. Based on this analysis, Cleary Gull calculated implied price per share ranges for the Company. The Base Case DCF analysis resulted in a per share valuation range from (i) $14.10 to $16.45 using a discount rate of 14.5%; (ii) $14.68 to $17.16 using a discount rate of 13.25%; and (iii) $15.30 to $17.92 using a discount rate of 12.0%. The Upside Case DCF analysis resulted in a per share valuation range from (i) $15.44 to $18.05 using a discount rate of 14.5%;
(ii) $16.09 to $18.85 using a discount rate of 13.25%; and (iii) $16.78 to $19.70 using a discount rate of 12.0%. The Downside Case DCF analysis resulted in a per share valuation range from (i) $12.39 to $14.43 using a discount rate of 14.5%; (ii) $12.89 to $15.04 using a discount rate of 13.25%; and (iii) $13.42 to $15.69 using a discount rate of 12.0%. In all cases, these values were calculated without giving any effect to any expense savings (other than the elimination of the Public Expenses), or revenue enhancement opportunities that may result from the Merger. Cleary Gull noted that the Offer Price was in the per share range calculated in the Base and Upside Case DCF analyses (with the exception of the Upside Case DCF analysis using a discount rate of 12.0%) and was higher than the range calculated in the Downside Case DCF analysis.

    The risk adjusted discount rates or weighted average cost of capital ("WACC") was calculated consistent with the Capital Asset Pricing Model. Cleary Gull calculated the median two and one half year weekly S&P 500 equity beta for the Auto OEM Suppliers. Cleary Gull calculated a range for the cost of equity using a market risk premium range of 8.0% to 8.4% (based on published Ibbotson data), a small company premium range of 3.0% to 3.5% (based on published Ibbotson data) and a risk free rate of 5.25%. Cleary Gull calculated the cost of equity to be between 13.9% and 15.5%. Cleary Gull estimated the Comparable Companies' after-tax borrowing cost between 4.7% and 5.3% and long-term debt to capital ratio between 10.0% and 20.0%. The WACC was then calculated as an average of the cost of equity capital (weighted at 80.0% to 90.0%) and the cost of debt capital (weighted at 20.0% to 10%). Based on this analysis, Cleary Gull estimated the WACC to be between 12.0% and 14.5%.

    LEVERAGED BUYOUT ANALYSIS. Cleary Gull also analyzed a leveraged buyout ("LBO") of the Company as a means of comparing the Offer Price to the value of the Company assuming that it were sold to a typical financial buyer. An LBO involves the acquisition and recapitalization of a company financed primarily by incurring indebtedness that is serviced by the post-LBO free cash flow of the company. Cleary Gull used Base Case projections and assumed, for purposes of the LBO analysis, a leveraged capital structure (49.8% senior debt, 17.7% subordinated debt and 32.5% equity) based on financial ratios required by the senior debt and high yield debt markets, current interest rates and market required returns. The capital structure resulted in total debt divided by LTM EBITDA less capital expenditures initially of 5.7x and LTM EBITDA less capital expenditures divided by total interest expense of 1.8x. Assuming terminal values at the end of the fifth year equal to a range of 7.0x to 9.0x EBITDA, this methodology indicated that a leveraged buyout transaction could earn the equity holders a market return (25% to 38%) on their investment at approximately $12.75 to $13.25 per share. Cleary Gull noted that the Offer Price exceeded the range determined by the LBO analysis.

    PURCHASE PRICE PREMIUM. Cleary Gull reviewed the purchase price premiums in 12 completed cash tender offers over the two year period ending February 17, 1999, for publicly-held, industrial manufacturers of electrical and electronic components, communications, transportation, aerospace, measuring and miscellaneous equipment and durable goods wholesalers which involved equity consideration of $50 million to $500 million (the "Public Transactions"). For each of the Public Transactions, Cleary Gull utilized information from Securities Data Corporation to examine the purchase price premiums one day prior to announcement date, one week prior to announcement date and four weeks prior to announcement date. Cleary Gull noted that the Offer Price represents a premium of (a) 18.2% over the closing price one day prior to the Measurement Date as compared to a range of 7.0% to 108.7% for the Public Transactions; (b) 16.1% over the closing price one week prior to the Measurement Date as compared to a range of 5.7% to 97.3% for the Public Transactions; and (iii) 8.3% over the closing price four weeks prior to the Measurement Date as compared to a range of 10.8% to 100.0% for the Public Transactions.

    The summary set forth above does not purport to be a complete description of the analyses performed by Cleary Gull in arriving at its opinion. The preparation of a fairness opinion is a complex process not necessarily susceptible to partial or summary description. Cleary Gull believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create an incomplete or misleading view of the process underlying the analyses performed in reaching its opinion. In addition, Cleary Gull considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Cleary Gull's view of the actual value of the Company.

    The analyses considered by Cleary Gull in arriving at its opinion were prepared solely for the purpose of providing its opinion as to the fairness from a financial point of view of the Offer Price to the Public Shareholders and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty and may be significantly more or less favorable than as set forth in these analyses. None of the Comparable Companies is identical to the Company, and none of the Comparable Transactions or the Public Transactions is identical to the Acquisition. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and the companies involved in the Comparable Transactions and the Public Transactions and other factors that could affect the public trading value of the Comparable Companies or the company to which they are being compared, or the value of the Comparable Transactions or the Public Transactions or the transaction to which they are being compared. The discount rates, terminal values and multiples used in the analyses were considered appropriate after consideration of current economic and financial market conditions, including price earnings multiples and capital structures of selected public companies and rates of return on debt and equity investments in public and private companies and a qualitative judgment as to the most relevant information and its application to the Company. In connection with the analyses, Cleary Gull made numerous assumptions, and was provided with estimates and forecasts by the Company's management, with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and its advisors. Similarly, analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or its advisors, none of the Company, Cleary Gull or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. The opinion of Cleary Gull was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement.

    Cleary Gull was selected by the Company as its financial advisor in connection with the Acquisition because of Cleary Gull's reputation and expertise as an investment banking firm. Cleary Gull, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, recapitalizations and valuations for estate, corporate and other purposes.

    Pursuant to the terms of a letter agreement, dated February 18, 1999 between Cleary Gull and the Company (the "Cleary Gull Letter Agreement"), the Company Board retained Cleary Gull to render a fairness opinion. The Company agreed to pay Cleary Gull $50,000 upon signing the Cleary Gull Letter Agreement and $150,000 upon delivery of the written fairness opinion to the Board of Directors. Cleary Gull's fees were not contingent upon the content of the opinion or the approval and consummation of the Offer and the Merger. If Cleary Gull is requested to perform services in connection with this assignment after delivery of the fairness opinion, then it will be compensated for its time. In addition, the Company has agreed to reimburse Cleary Gull for its reasonable out-of-pocket expenses (including the fees and disbursements of its attorneys) up to $50,000 and to indemnify Cleary Gull and certain other persons affiliated with Cleary Gull against certain liabilities arising out of its engagement, including certain liabilities under the federal securities laws.

    Cleary Gull was a co-manager of the Company's initial public offering in October 1996. In the ordinary course of business, Cleary Gull and their respective affiliates may actively trade in the securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Cleary Gull currently provides research coverage on the Company and makes a market in the Shares on the Nasdaq National Market. Cleary Gull has never provided investment banking services to Parent.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company retained Cleary Gull as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Cleary Gull's engagement, the Company has agreed to pay Cleary Gull for its services an aggregate financial advisory fee of $200,000, $50,000 of which was paid on retention of Cleary Gull and $150,000 of which was due on delivery of Cleary Gull's fairness opinion. The Company also has agreed to reimburse Cleary Gull for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Cleary Gull and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Cleary Gull's engagement. In the ordinary course of business, Cleary Gull and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that executive officers of the Company may have acquired beneficial ownership of Shares under the Company's Employee Stock Purchase Plan, which acquisitions are not material.

    (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3(b) or 4, there are no transactions, Board of Director resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    (A) STATE TAKEOVER LAWS

    A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, Shareholders, executive offices or places of business in those states. In EDGAR
V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made certain corporate acquisitions more difficult. In CTS CORP. V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that the laws were applicable only under certain conditions.

    Chapter 42 of the IBCL ("Chapter 42") states that unless the articles of incorporation or the bylaws of an "issuing public corporation" provide that the provisions of Chapter 42 do not apply to acquisitions of shares of such issuing public corporation, an acquiring person, such as Purchaser, who makes a "control share acquisition" with respect to such issuing public corporation may not exercise voting rights pertaining to any "control shares" unless such rights are conferred by holders of a majority of the outstanding shares of voting stock of such issuing public corporation, excluding shares held by such acquiring person or any officer or employee director of such issuing public corporation ("interested shares"), at a meeting of the shareholders. Chapter 42 defines "issuing public corporation" as any corporation that has: (i) 100 or more shareholders, (ii) its principal office or substantial assets within Indiana, and (iii) more than 10% of its shareholders residing in Indiana, more than 10% of its shares owned by Indiana residents or 10,000 shareholders residing in Indiana. Chapter 42 defines "control shares" as an aggregate number of shares owned by a person or in respect of which the person may exercise or direct the exercise of the voting power of the issuing public corporation in an election of directors within any of the following ranges: (a) one-fifth or more but less than one-third, (b) one-third or more but less than a majority, or (c) a majority or more. Chapter 42 defines a "control share acquisition" as the acquisition of either ownership or the power to direct the voting power of issued and outstanding control shares. The Company does not have its principal office or substantial assets in Indiana, so Chapter 42 is inapplicable to the Offer.

    Chapter 43 of the IBCL ("Chapter 43") generally prohibits an Indiana corporation from engaging in a "business combination" (defined as a variety of transactions, including mergers) with an "interested shareholder" (defined generally as a person that is the beneficial owner of 10% or more of a corporation's outstanding voting stock) for a period of five years following the date that such person became an interested shareholder, unless, among other things, prior to the date such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder. The Company Board has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer. Therefore, Chapter 43 does not apply to the Merger.

    Indiana also has a takeover offers statute that by its terms would be inapplicable to the Offer because the Company does not have its principal place of business in Indiana.

    Based on information supplied by the Company and the Company's representations in the Merger Agreement, Purchaser does not believe that any other state takeover statutes apply to the Offer or the Merger. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer To Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

    (B) ANTITRUST

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer may be subject to such requirements. First Technology PLC and Control Devices, Inc. have concluded that no filing under the HSR Act is required with respect to the Offer or Merger. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding that there may be no filing required, take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the results will be.

    (C) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE COMPANY'S BOARD

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    99.1 Agreement and Plan of Merger dated as of February 22, 1999 by and among Parent, Purchaser and the Company.

    99.2  Offer to Purchase dated February 26, 1999.

    99.3 Confidentiality Agreement dated June 4, 1998 by and between Parent and the Company.

    99.4 Joint Press Release issued by Parent and the Company on February 23, 1999.

    99.5  Opinion of Cleary Gull & Reiland Inc. dated February 22, 1999.*

    99.6  Letter to the Shareholders dated February 26, 1999.*

    99.7 Reference is made to the information under the captions "Compensation of Directors," "Security Ownership of Management," "Compensation of Executive Officers," and "Atkinson/Wood/ Hauser-Kauffmann Termination Benefits Agreements." which are included in Schedule I hereto.

------------------------

*  Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 26, 1999

                                          CONTROL DEVICES, INC.

                                          /S/ BRUCE D. ATKINSON
                 ---------------------------------------------------------------

                                          Name: Bruce D. Atkinson
                                          Title:  President and Chief
                                                Executive Officer

SCHEDULE I

                             CONTROL DEVICES, INC.
                               228 NORTHEAST ROAD
                             STANDISH, MAINE 04084
                                  207-642-4535

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about February 24, 1999 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, upon the purchase by the Purchaser of outstanding common shares, no par value, of the Company (the "Shares"), pursuant to the Offer, promptly to cause a number of the Purchaser's designees to be elected to the Board equal, rounded up to the next whole number, to the product of (i) the number of directors on the Board and (ii) the percentage that the number of Shares so purchased bears to the aggregate number of Shares outstanding. If any time the number of Shares equals or exceeds a majority of the outstanding Shares, the Parent will be entitled to designate a majority of the members of the Board. See "Rights to Designate Directors; Purchaser's Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on Thursday, February 24, 1999. The Offer is scheduled to expire at 12:00 midnight on Monday, March 1, 1999, New York City time, unless the Offer is extended. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change in control of the Company.

    The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

    The Company had 8,325,967 Shares outstanding on February 22, 1999. Holders of Common Stock are entitled to one vote for each Share held.

RIGHTS TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

                             PURCHASER'S DESIGNEES

    Pursuant to the terms of the Merger Agreement, it is expected that Parent's designees will take office as directors of the Company upon Purchaser's payment for any Shares.

    Purchaser has advised the Company that its designees will be the persons named in the following table and has provided the information below regarding such individuals.

                                                                              PRESENT PRINCIPAL OCCUPATION OR
                                                        AGE AT                        EMPLOYMENT AND
NAME                                                   12/31/98                FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------------  -------------  ---------------------------------------------------
Frederick J. Westlake..............................           56    Director and Executive Chairman, First Technology
                                                                    PLC since 1984 Member of the Boards of Directors of
                                                                    First Technology Capital, Inc., a Michigan company
                                                                    and subsidiary of Parent, and First Technology
                                                                    Acquisition, Inc., an Indiana company and
                                                                    subsidiary of Parent
Oliver G. Burns....................................           42    Finance Director, First Technology PLC since 1997
                                                                    Finance Director of Siltrona International, Ltd.
                                                                    from 1993 to 1997
                                                                    Member of the Boards of Directors of First
                                                                    Technology Capital, Inc., a Michigan company and
                                                                    subsidiary of Parent, and First Technology
                                                                    Acquisition, Inc., an Indiana company and
                                                                    subsidiary of Parent
Muir A. Parker.....................................           54    Managing Director of First Technology PLC since
                                                                    1997 Chief Executive, Safety & Analysis Division
                                                                    from 1994 to 1997.
Neil Clayton.......................................           36    Secretary, First Technology Acquisition Corp. since
                                                                    1999
                                                                    Secretary, First Technology PLC for last five years
Walter J. Borda....................................           53    Director of First Technology PLC since 1998
                                                                    Managing Partner, Borda & Clemmons law firm since
                                                                    1999
                                                                    Managing Partner, Stroble & Borda law firm prior to
                                                                    1999
John H. Feltham....................................           73    Director of First Technology PLC since 1994
                                                                    Retired

BOARD OF DIRECTORS OF THE COMPANY

    RALPH R. WHITNEY, JR., 64, has been Chairman of the Board of the Company since 1994. Mr. Whitney has been a principal of Hammond, Kennedy, Whitney & Company, Inc. (HKW), a New York, New York financial intermediary and private investment banking firm, since 1971. Mr. Whitney is also a director of Excel Industries, Inc., Baldwin Technology Company, Inc., Adage, Inc., IFR Systems, Inc., and Selas Corp. of America.

    BRUCE D. ATKINSON, 58, has been President and a Director of the Company since 1994, and has been Chief Executive Officer since 1995. Mr. Atkinson was General Manager of the predecessor company from 1978 until 1994.

    CHARLES M. BRENNAN, III, 57, has been a Director of the Company since 1994. Mr. Brennan has been Chairman of the Board and Chief Executive Officer of the MYR Group Inc., a specialty electrical and telecommunications contractor, since 1989. Mr. Brennan is also a Director of UNR Industries, Inc.

    JOHN D. COOKE, 58, has been a Director of the Company since 1994. Mr. Cooke has been a Senior Vice President-Investments of Prudential Securities, Inc. since 1991. For more than five years prior thereto he was Senior Vice President-Investments of Thompson McKinnon Securities.

    FORREST E. CRISMAN, JR., 42, has been a Director of the Company since January 24, 1998. Mr. Crisman has been a principal of HKW since 1987 and sits on the Boards of several private companies. Mr. Crisman previously served on the Company's Board from July 1994 until September 1996.

    JAMES O. FUTTERKNECHT, JR., 52, has been a Director of the Company since 1995. Mr. Futterknecht has been Chairman of the Board, President and Chief Executive Officer of Excel Industries Inc., an Elkhart, Indiana automotive parts supplier, since 1995. Mr. Futterknecht was President and Chief Operating Officer of Excel from 1993 to 1995, and Executive Vice President of Excel from 1990 to 1992.

    ALAN I. MOSSBERG, 66, has been a Director of the Company since 1994. Mr. Mossberg has been Chief Executive Officer and President of O.F. Mossberg & Sons, Inc., a North Haven, Connecticut manufacturer of shotguns, for more than five years.

    GLENN SCOLNIK, 47, has been a Director of the Company since 1994. Mr. Scolnik has been a principal of HKW since 1993. Mr. Scolnik was a member of the law firm of Sommer & Barnard, PC, Indianapolis, Indiana, for more than five years prior to 1993, and was of counsel to such firm from 1993 to 1995. Mr. Scolnik is a director of WavePhore, Inc., a data broadcasting company, and sits on the Boards of several private companies.

                           COMPENSATION OF DIRECTORS

    Directors of the Company who are not employees receive $16,000 per year payable quarterly plus $1000 per Board meeting attended and $800 per committee meeting if not held immediately prior to or subsequent to a regular Board meeting. Non-employee directors are also granted options to purchase 1,666 Common Shares, at the fair market value on the date of grant, upon their initial election and annually upon reelection. The options expire at the earlier of one year after the termination of the director's Board membership or ten years after the date of grant. Directors who are employees are not compensated for their Board responsibilities.

                      COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors met five times in 1998. The Board has an audit committee, a compensation committee, and an executive committee.

    The purpose and function of the audit committee is to recommend the engagement or discharge of independent public accountants; to review year-end and interim financial statements prior to issuance; to review the services being performed by the public accountants; and to make appropriate reports and recommendations to the Board of Directors. Messrs. Brennan, Cooke, and Crisman were members of the audit committee. The audit committee met twice in 1998.

    Messrs. Mossberg, Cooke, Scolnik and Whitney are members of the compensation committee. The compensation committee formulates executive compensation for the Company, and determines the compensation of all executive officers. The compensation committee administers the Company's 1996 and 1997 Stock Compensation Plans. The Committee met once in 1998.

    Messrs. Whitney, Atkinson, Futterknecht, and Scolnik are members of the executive committee. The executive committee did not meet in 1998.

                        SECURITY OWNERSHIP OF MANAGEMENT

    The following table sets forth, as of February 5, 1999, information regarding the beneficial ownership of Common Shares of the Company by each director of the Company, each of the executive officers named in the Summary Compensation Table below, and by all directors and executive officers as a group.

                                                             AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER                                     BENEFICIAL OWNERSHIP     CLASS       SHARES
-----------------------------------------------------------  --------------------     -----     -----------
Ralph R. Whitney, Jr. .....................................          537,813               (1)         6.5%
Bruce D. Atkinson..........................................          318,735               (2)         3.8%
Charles M. Brennan, III ...................................           36,665               (3)         0.4%
John D. Cooke..............................................           36,665               (3)         0.4%
Forrest E. Crisman, Jr. ...................................          270,572               (3)         3.2%
James O. Futterknecht, Jr. ................................           36,665               (4)         0.4%
Alan I. Mossberg...........................................           28,332               (5)         0.3%
Glenn Scolnik..............................................          270,572               (3)         3.2%
Jeffrey G. Wood............................................          228,265               (6)         2.7%
Michel Hauser-Kauffmann....................................           96,369               (7)         1.2%
                                                                                            -
                                                                  ----------                           ---
All executive officers and directors as a group (10
  persons).................................................        1,860,655               (8)        21.9%

------------------------

(1) Includes 3,332 shares which may be acquired pursuant to a stock options exercisable within 60 days and 133,620 shares owned by Mr. Whitney's wife, as to which Mr. Whitney disclaims beneficial ownership.

(2) Includes 62,325 shares which may be acquired pursuant to a stock options exercisable within 60 days and 125,000 shares owned by Mr. Atkinson's wife, as to which Mr. Atkinson disclaims beneficial ownership.

(3) Includes 3,332 shares which may be acquired pursuant to a stock options exercisable within 60 days.

(4) Includes 3,332 shares which may be acquired pursuant to a stock options exercisable within 60 days and 8,332 shares held by a revokable trust of which Mr. Futterknecht is trustee, 8,332 shares held by a revokable trust of which Mr. Futterknecht's wife is trustee, and 16,666 shares held by two irrevocable trusts for the benefit of Mr. Futterknecht's children, all of such shares as to which Mr. Futterknecht disclaims beneficial ownership.

(5) Represents 3,332 shares which may be acquired pursuant to a stock options exercisable within 60 days and 25,000 shares owned by Mr. Mossberg's wife, as to which Mr. Mossberg disclaims beneficial ownership.

(6) Includes 57,325 shares which may be acquired pursuant to a stock options exercisable within 60 days.

(7) Includes 28,000 shares which may be acquired pursuant to a stock options exercisable within 60 days.

(8) The total percentage includes all options exercisable within 60 days in both the numerator and denominator.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Mossberg, Cooke, Scolnik, and Whitney were members of the compensation committee of the Board of Directors during the year ended December 31, 1998. Mr. Whitney was formerly the CEO of the Company and is currently the Chairman of the Company's Board of Directors.

    Messrs. Whitney, Scolnik, and Crisman are directors, officers and principals of HKW. The board of directors of HKW determines the compensation of its officers. HKW provides management services and acquisition advice and assistance to the Company. The Company pays HKW monthly management fees of $15,000 and pays director fees to Messrs. Whitney, Scolnik, and Crisman who are Directors of the Company. The management fees amounted to $180,000 for the year ended December 31, 1998.

    Mr. Mossberg is an executive officer of O.F. Mossberg. Mr. Whitney is a director and a member of the compensation committee of the Board of Directors of O.F. Mossberg.

    Mr. Scolnik also assists the Company in the management of its legal affairs and is paid for such services. Such fees amounted to $36,000 in 1998. Such amount includes payment for services rendered by associated co-counsel and a paralegal.

                       COMPENSATION OF EXECUTIVE OFFICERS

    Furnished below is a summary concerning the compensation awarded and/or paid in each of the last three years to the Company's chief executive officer and each other executive officer whose aggregate salary and bonus exceeded $100,000 in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG TERM
                                                                                   COMPENSATION
                                                                                AWARDS--SECURITIES
                                                      ANNUAL COMPENSATION     -----------------------
                                                    ------------------------              UNDERLYING   ALL OTHER(2)
NAME AND PRINCIPAL POSITION                           YEAR     SALARY($)(1)    BONUS($)    OPTION(#)   COMPENSATION
--------------------------------------------------  ---------  -------------  ----------  -----------  -------------
Ralph R. Whitney, Jr. ............................       1998  $    --        $   --           1,666     $  16,000
  Chairman                                               1997  $    --        $   --           1,666     $  16,000
                                                         1996  $    --        $   --          --         $  15,000

Bruce D. Atkinson.................................       1998  $  256,846     $  126,000           0     $  11,340
  President and CEO                                      1997  $  240,000     $  120,000      75,000     $  10,214
                                                         1996  $  204,900     $   95,818      75,000     $   8,356

Jeffrey G. Wood...................................       1998  $  171,230     $   84,000           0     $   9,222
  Vice President and CFO                                 1997  $  160,000     $   80,000      50,000     $   8,133
                                                         1996  $  144,000     $   67,339      50,000     $   8,202

Michel Hauser-Kauffmann...........................       1998  $  177,332     $   88,666           0     $       0
  Managing Director--RDI                                 1997  $  165,000     $   43,000      23,332     $       0
                                                         1996  $  140,660(3)  $        0      23,332     $       0

------------------------

(1) Represents compensation for a 53 week fiscal year in 1998.

(2) Represents director's fees paid to Mr. Whitney. Includes for Mr. Atkinson and Mr. Wood the value of Company paid life insurance, and contributions by the Company to the Company's deferred compensation and savings plan.

(3) Includes Company paid compensation from April 1, 1996 (date of acquisition of RDI) to December 31, 1996.

OPTIONS

    The following table shows the options to purchase Common Shares granted to the named executive officers in 1998 pursuant to the Company's Stock Compensation Plans. The option to Mr. Whitney was a director option granted pursuant to the Company's 1996 Stock Compensation Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                 POTENTIAL REALIZABLE
                                                                                                   VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF
                                        NUMBER OF                                                    STOCK PRICE
                                        SECURITIES     % OF TOTAL                                  APPRECIATION FOR
                                        UNDERLYING   OPTIONS GRANTED    EXERCISE                     OPTION TERM
                                         OPTIONS      TO EMPLOYEES      PRICE ($    EXPIRATION   --------------------
NAME                                     GRANTED     IN FISCAL YEAR    PER SHARE)      DATE        5%($)     10%($)
--------------------------------------  ----------  -----------------  -----------  -----------  ---------  ---------
Ralph R. Whitney, Jr. ................    1,666(1)            25%           12.95     4/24/2008  $   5,961  $  13,568

------------------------

(1) Option is exercisable at anytime prior to its expiration.

                         FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED           IN THE MONEY
                                                            OPTIONS AT FISCAL YEAR-END  OPTIONS AT FISCAL YEAR-END
                                                            EXERCISABLE/UNEXERCISABLE(#) EXERCISABLE/UNEXERCISABLE($)
                                                            --------------------------  --------------------------
Ralph R. Whitney, Jr. ....................................          3,332/0               $     19,066/0        (1)
Bruce D. Atkinson.........................................         46,550/103,450         $    382,852/$731,836 (1)
Jeffrey G. Wood...........................................         41,550/58,450          $    356,852/$386,273 (1)
Michel Hauser-Kauffmann...................................         27,999/18,666          $    271,593/$97,068  (1)

------------------------

(1) Based on the December 31, 1998 closing price of $16.00 per share. No options were exercised by any executive officer in 1998.

         ATKINSON/WOOD/HAUSER-KAUFFMANN TERMINATION BENEFITS AGREEMENTS

    The Corporation has entered into Executive Separation Agreements (the "Separation Agreements") with Messrs. Atkinson, Wood and Hauser-Kauffmann. The Separation Agreements provide for separation pay should a Change in Control of the Corporation occur. The Separation Agreements were unanimously approved by the non-employee directors. Under the Separation Agreements, the executive's employment must be terminated involuntarily (other than for serious misconduct), or voluntarily by the executive officer for good reason, i.e. if the executive officer is demoted, relocated, or has a reduction in compensation, for separation pay to be available. Separation pay equals 2.90 times the executive officer's average annual compensation for the most recent five taxable years ending before a Change in Control, and certain benefits are also extended for three years after termination. The executive officer is also entitled to continue to participate in the Corporation's retirement plans for three years after termination, or if such plans prohibit continued participation after termination, to receive benefits equal to the incremental benefit the executive officer would have received had his employment terminated three years after the actual date of termination. The Corporation believes that by assuring these executive officers of some financial security, the Separation Agreements protect the shareholders by neutralizing any bias of the executive officers in considering proposals to acquire the Corporation. The Corporation believes these advantages outweigh the disadvantage of the cost of the benefits.

                             PRINCIPAL SHAREHOLDERS

    Set forth below is certain information concerning the only shareholders known to the Company, as of February 22, 1999, to beneficially own 5% or more of the Company's outstanding Common Shares (including stock options exercisable within 60 days).

                                                               AMOUNT AND NATURE     PERCENT
NAME OF BENEFICIAL OWNER                                          OF OWNERSHIP      OF CLASS
-------------------------------------------------------------  ------------------  -----------
Massachusetts Mutual Life Insurance Co. .....................        1,666,657(1)        20.0%
Wellington Management Company, LLP...........................          819,908            9.8%
Ralph R. Whitney, Jr. .......................................          537,813(2)         6.5%
Lord, Abbett & Co. ..........................................          457,104            5.5%
State of Wisconsin Investment Board..........................          441,665            5.3%

------------------------

(1) Includes 290,332 shares (3.5%) owned by MassMutual Corporate Investors, 96,666 (1.2%) shares owned by MassMutual Participation Investors, each of which is a mutual fund managed by Massachusetts Mutual Life Insurance Company, and 290,332 (3.5%) shares owned by MassMutual Corporate Value Partners Limited, for which Massachusetts Mutual Life Insurance Company acts as an investment advisor. Pursuant to a Security and Exchange Commission Executive Order issued pursuant to Section 17(d) of the Investment Company Act, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors and MassMutual Corporate Value Partners Limited must sell shares in proportion to their respective holdings, unless the joint transaction committees of the Boards of Trustees of MassMutual Corporate Investors and MassMutual Participation Investors approve a disproportionate disposition of the shares. Massachusetts Mutual Life Insurance Company disclaims beneficial ownership of any shares in which it has no actual pecuniary interest. The address of each of these shareholders is Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.

(2) Includes 3,332 shares which may be acquired pursuant to a stock options exercisable within 60 days and 133,620 shares owned by Mr. Whitney's wife, as to which Mr. Whitney disclaims beneficial ownership. The address for Mr. Whitney is the principal office of the Company.